UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

MATERIAL CHANGE REPORT

1. Reporting Issuer

Creo Inc.
3700 Gilmore Way
Burnaby, British Columbia
V5G 4M1

2. Date of Material Change

January 30, 2005

3. Press Release

A press release disclosing the material change was issued through Canada NewsWire on January 31, 2005. A copy of the press release is attached hereto as Schedule A.

4. Summary of Material Change

On January 30, 2005, Creo Inc. ("Creo") and Eastman Kodak Corporation ("Kodak") entered into an arrangement agreement (the "Arrangement Agreement") under which Kodak will acquire all of the issued and outstanding common shares of Creo at a cash price of US$16.50 per share or approximately US$980 million.

The transactions contemplated under the Arrangement Agreement are to be completed by means of a court-approved plan of arrangement (the "Plan") pursuant to the provisions of the Canada Business Corporations Act. The Plan is to be subject to the approval of Creo shareholders. In addition, completion of the Plan is subject to receipt of approval of the court and other applicable regulatory authorities.

5. Full Description of Material Change

For a more detailed description of the material change, please refer to the press release and the Arrangement Agreement, attached to this report as Schedule A and Schedule B, respectively.

6. Reliance on Section 85(2) of the Securities Act (British Columbia)

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officer

For further information contact:

Paul Kacir
Corporate Secretary
3700 Gilmore Way
Burnaby, British Columbia
V5G 4M1

Telephone: (604) 453-4343
Fax: (604) 451-2711

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Burnaby, British Columbia this 4th day of February, 2005.

CREO INC.

(signed) "Paul Kacir"
Name: Paul Kacir
Title: Corporate Secretary

Schedule A

For immediate release

Creo Board Recommends Acquisition by Kodak

Vancouver, BC, Canada (January 31, 2005) - Creo Inc. (NASDAQ: CREO; TSX: CRE) announced today that the company has entered into an arrangement agreement to be acquired by Eastman Kodak Company (NYSE: EK). The acquisition is to be completed by way of a statutory plan of arrangement under which Kodak will acquire all of the issued and outstanding common shares of Creo at a cash price of US$16.50 per share or approximately US$980 million.

Creo will host a conference call today at 12:30 p.m. Eastern time/ 9:30 a.m. Pacific Time to discuss this development. Details on how to participate in the call are included later in this news release.

The Acquisition

"Today we conclude a strategic review process that began last summer," said Amos Michelson, Creo chief executive officer. "The proposed transaction will not only generate immediate return for Creo shareholders but will also benefit our customers through the combination of leading prepress equipment and consumables. By uniting our strengths, Creo and Kodak can continue to actively drive the evolution of the graphic communications industry while delivering a complete line of the highest-quality, most competitive products and services in our industry. The economy of scale gained by combining resources will allow us to speed up product development and deliver new innovations and breakthrough solutions to the market."

"Kodak also stands to gain a great deal from this transaction," continued Mr. Michelson, "including a pipeline of promising products from Creo's leading research and development organization, direct access to the largest installed base of computer-to-plate (CTP) and workflow systems in the world, and access to our extremely loyal and supportive customer base."

The boards of directors of Kodak and Creo have approved the proposed transaction, subject to the satisfaction of certain conditions, including shareholder approval and receipt of customary regulatory and court approvals. A meeting of Creo shareholders to approve the transaction is expected to be held on March 29, 2005. The board of directors of Creo recommends that shareholders vote in favor of the proposed transaction.

"This transaction represents the culmination of an extensive process. The special committee of independent directors of Creo and its financial advisors canvassed all available options to maximize value for Creo shareholders," said Ken Spencer, chair of the special committee. "We are pleased that Creo's success has been recognized by one of the world's leading imaging companies."

Postponement of the Meeting

The company has decided to postpone its annual and special meeting of shareholders, currently scheduled for February 10, 2005, and reschedule it for March 29, 2005. At the rescheduled meeting Creo shareholders will be entitled to consider and vote upon the proposed transaction in addition to the matters currently contemplated by the February 10 meeting. The record date for the rescheduled meeting will be February 14, 2005. To make a fully informed decision, Creo shareholders will need to understand the terms of the transaction with Kodak and the stance of those seeking election to the board in respect of the proposed transaction. Postponing the meeting allows Creo the time to send out appropriate information to shareholders so that they can make an informed decision about the direction of the company.

Conference Call

Creo will hold a conference call to discuss today's development at 12:30 p.m. Eastern time (9:30 a.m. Pacific time), today, January 31, 2005. The conference call may be accessed at http://www.creo.com/investors. To listen to the conference call live by telephone, dial +1-877-423-4013 approximately 10 minutes before the start time. A telephone playback will be available after the completion of the call until February 3, 2005 at 11:59 p.m. Eastern Time (8:59 p.m. Pacific Time) and can be accessed at +1-800-642-1687 using the access code 3822076.

This news release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) new markets and product introductions do not proceed as planned and may adversely affect future revenues; (2) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; and (3) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Certain Factors That May Affect Future Results" and elsewhere in our Annual Report for the fiscal year ended September 30, 2004, as filed with the U.S. Securities and Exchange Commission and other documents filed with the U.S. Securities and Exchange Commission, and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this news release.

© 2005 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data subject to change without notice.

About Creo

Creo Inc. is a global company with key strengths in imaging, software, and digital printing plate technology. A leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, color servers and high-speed digital printers.
Based in Vancouver, Canada, Creo reported fiscal 2004 revenue of US$636 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). www.creo.com

Rochelle van Halm	Tracy Rawa
Media Relations (Headquarters)	Investor Relations
T. +1.604.676.4526	T. +1.604.419.4794
rochelle.van.halm@creo.com	IR@creo.com

Schedule B

==============================================================

ARRANGEMENT AGREEMENT

among

EASTMAN KODAK COMPANY,

4284488 CANADA INC.,

and

CREO INC.

Dated January 30, 2005

===============================================================

TABLE OF CONTENTS

Page

ARTICLE I

DEFINITIONS AND INTERPRETATION
SECTION 1.01	Certain Defined Terms	1
SECTION 1.02	Interpretation	1

ARTICLE II

THE ARRANGEMENT

SECTION 2.01	Implementation Steps by the Company	1
SECTION 2.02	Interim Order	1
SECTION 2.03	Articles of Arrangement	1
SECTION 2.04	Circular and Related Materials	1
SECTION 2.05	Securities and Corporate Compliance	1
SECTION 2.06	Dissent	1

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
SECTION 3.01	Organization and Qualification; Subsidiaries	1
SECTION 3.02	Articles of Incorporation and By-Laws	1
SECTION 3.03	Capitalization	1
SECTION 3.04	Authority Relative to this Agreement	1
SECTION 3.05	No Conflict; Required Filings and Consents	1
SECTION 3.06	Permits; Compliance	1
SE CTION 3.07	Public Disclosure Documents; Financial Statements; Books and Records	1
SECTION 3.08	Absence of Certain Changes or Events	1
SECTION 3.09	Employee Benefit Plans	1
SECTION 3.10	Labor and Employment Matters	1
SECTION 3.11	Taxes	1
SECTION 3.12	Environmental Matters	1
SECTION 3.13	Material Contracts	1
SECTION 3.14	Board Approval; Shareholder Vote Required	1
SECTION 3.15	Brokers	1
SECTION 3.16	Litigation and Liabilities	1
SECTION 3.17	Title to Properties	1
SECTION 3.18	Intellectual Property	1
SECTION 3.19	State Sponsored Assistance	1
SECTION 3.20	Personal Information	1
SECTION 3.21	Insurance	1

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB
SECTION 4.01	Corporate Organization	1
SECTION 4.02	Articles of Incorporation and By-laws	1
SECTION 4.03	Authority Relative to this Agreement	1
SECTION 4.04	No Conflict; Required Filings and Consents	1
SECTION 4.05	Parent Approval	1
SECTION 4.06	Acquisition Sub Approval	1
SECTION 4.07	Financing	1
SECTION 4.08	No Vote Required	1
SECTION 4.09	Operations of Acquisition Sub	1
SECTION 4.10	Brokers	1

ARTICLE V

CONDUCT OF BUSINESS PENDING THE ARRANGEMENT
SECTION 5.01	Conduct of Business by the Company Pending the Arrangement	1
SECTION 5.02	Parent Approval of Dividends	1
SECTION 5.03	Conduct by Parent and Acquisition Sub Pending the Arrangement	1
SECTION 5.04	Advice of Changes	1

ARTICLE VI

ADDITIONAL AGREEMENTS
SECTION 6.01	Access to Information; Confidentiality	1
SECTION 6.02	No Solicitation of Transactions	1
SECTION 6.03	Employee Benefits Matters	1
SECTION 6.04	Directors' and Officers' Indemnification and Insurance	1
SECTION 6.05	No Personal Liability	1
SECTION 6.06	Further Action; Commercially Reasonable Efforts	1
SECTION 6.07	Public Announcements	1
SECTION 6.08	Notice of Developments	1
SECTION 6.09	Resignations	1
SECTION 6.10	Company Stock Plans	1
SECTION 6.11	Pre-Acquisition Reorganizations	1
SECTION 6.12	Proxies Received	1
SECTION 6.13	Change of Control Agreements	1

ARTICLE VII

CONDITIONS TO THE ARRANGEMENT
SECTION 7.01	Conditions to the Obligations of Each Party	1
SECTION 7.02	Conditions to the Obligations of Parent and Acquisition Sub	1
SECTION 7.03	Conditions to the Obligations of the Company	1

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER
SECTION 8.01	Termination	1
SECTION 8.02	Effect of Termination	1
SECTION 8.03	Expenses	1
SECTION 8.04	Amendment	1
SECTION 8.05	Waiver	1

ARTICLE IX

GENERAL PROVISIONS
SECTION 9.01	Non-Survival of Warranties, Covenants and Agreements	1
SECTION 9.02	Notices	1
SECTION 9.03	No Other Warranties	1
SECTION 9.04	Separate Warranties	1
SECTION 9.05	Entire Agreement	1
SECTION 9.06	Remedies and Waivers	1
SECTION 9.07	Assignment	1
SECTION 9.08	Third Party Rights	1
SECTION 9.09	Time of Essence	1
SECTION 9.10	Severability	1
SECTION 9.11	Governing Law and Submission to Jurisdiction	1
SECTION 9.12	Waiver of Jury Trial	1
SECTION 9.13	Appointment of Process Agent	1
SECTION 9.14	Binding Effect	1
SECTION 9.15	Counterparts	1

Exhibit A     Plan of Arrangement
Exhibit B     Arrangement Resolution
Exhibit C     Rights Plan Resolution

ARRANGEMENT AGREEMENT, dated January 30, 2005 (this "Agreement"), among Eastman Kodak Company, a New Jersey corporation ("Parent"), 4284488 Canada Inc., a corporation organized under the Canada Business Corporations Act and a wholly-owned subsidiary of Parent ("Acquisition Sub"), and Creo Inc., a corporation organized under the Canada Business Corporations Act (the "Company").

WHEREAS, subject to the terms and conditions hereof, Parent, through its wholly-owned subsidiary, Acquisition Sub, is offering to acquire all of the outstanding Common Shares (as hereinafter defined) for $16.50 per Common Share in cash (the "Purchase Price");

WHEREAS the Company intends to propose to its securityholders a statutory plan of arrangement under section 192 of the Canada Business Corporations Act as a result of which Acquisition Sub will acquire all of the outstanding Common Shares for the Purchase Price per Common Share on the terms set out in the Plan of Arrangement (as hereinafter defined);

WHEREAS the boards of directors of Parent, Acquisition Sub and the Company have each determined that it is in the best interests of their respective shareholders for Acquisition Sub to make an offer to acquire all of the issued and outstanding Common Shares upon the terms and subject to the conditions of this Arrangement Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Acquisition Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

SECTION 1.01 Certain Defined Terms. For purposes of this Agreement:

"Acquisition Proposal" means (i) any direct or indirect acquisition through one or more transactions of (A) a substantial portion of the assets of the Company and the Subsidiaries taken as a whole or (B) more than 20% of the outstanding Common Shares, (ii) any tender offer, exchange offer, take-over bid or agreement that, if consummated, would result in any Person beneficially owning more than 20% of the outstanding Common Shares, (iii) any merger, amalgamation, arrangement, consolidation or other business combination with the Company other than the Arrangement, (iv) any recapitalization of the Company or similar transaction that, if consummated, would result in any Person beneficially owning more than 20% of the outstanding Common Shares or (v) any proposal or offer to, or public announcement of an intention to, do any of the foregoing from any Person other than Parent or Acquisition Sub.

"Acquisition Proposal Assessment Period" has the meaning set forth in Section 6.02(c).

"Acquisition Sub" has the meaning set forth in the Preamble.

"Action" means any litigation, suit, claim, action, proceeding or investigation.

"affiliate" means, with respect to a specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

"Agreement" has the meaning set forth in the Preamble and includes any Exhibits or Schedules attached hereto.

"Arrangement" means the proposed arrangement under the provisions of section 192 of the CBCA as set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.04 hereof or Article 5 of the Plan of Arrangement or made at the direction of the Court in the Final Order.

"Arrangement Resolution" means the special resolution approving the Plan of Arrangement to be considered at the Special Meeting, substantially in the form of Exhibit B.

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made in order for the Arrangement to become effective.

"beneficial ownership" means, with respect to any security, having beneficial ownership of such security as determined under Rule 13d-3 of the Exchange Act.

"business day" means any day (other than a Saturday or Sunday) on which banks are not required or authorized to close in Vancouver, British Columbia; Toronto, Ontario or the City of New York, United States of America.

"Canadian GAAP" means Canadian generally accepted accounting principles.

"Canadian Investment Regulations" means, collectively, the Competition Act (Canada) and the Investment Canada Act (Canada), as amended.

"CBCA" means the Canada Business Corporations Act, as amended.

"Certificate of Arrangement" means a certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

"Circular" means the notice of the Special Meeting and accompanying management proxy circular, including all schedules thereto, to be sent by the Company to Shareholders in connection with the Special Meeting.

"Code" has the meaning set forth in Section 3.09(c).

"Common Shares" means each common share, without par value, in the capital of the Company.

"Company" has the meaning set forth in the Preamble.

"Company Board" means the board of directors of the Company.

"Company Disclosure Letter" means the Company Disclosure Letter, dated the date hereof, delivered by the Company to Parent and Acquisition Sub in connection with the execution and delivery of this Agreement.

"Company Employees" means all persons employed or retained by the Company or its Subsidiaries, including, for greater certainty, those employees on short-term or long-term disability leave or any other leaves of absence.

"Company Stock Plans" means, collectively, the Company's Amended and Restated Stock Option Plan, the Company's 2004 Employee Equity Award Plan and the Company's 2004 Qualified Directors' Equity Award Plan.

"Competition Act Approval" means that the waiting period under section 123 of the Competition Act (Canada) shall have expired, and Parent shall have been advised in writing by the Commissioner of Competition that the Commissioner has determined not to make an application for an order under section 92 or section 100 of the Competition Act (Canada) in respect of the Transactions.

"Confidential Material Contracts" has the meaning set forth in Section 3.13(b).

"Confidentiality Agreement" means the confidentiality agreement, dated November 30, 2004, between Parent and the Company, as amended.

"control" (including the terms "controlled by" and "under common control with"), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

"Court" means the Ontario Superior Court of Justice (Commercial List).

"Director" means the Director appointed pursuant to section 260 of the CBCA.

"Dissenting Holder" has the meaning set forth in the Plan of Arrangement.

"Dissent Rights" means the rights of dissent in respect of the Arrangement described in section 3.1 of the Plan of Arrangement.

"EC Merger Regulation" means Council Regulation (EC) No. 139/2004 of the European Community, as amended.

"Effect" has the meaning set forth in the definition of Material Adverse Effect.

"Effective Date" means the date shown in the Certificate of Arrangement issued by the Director giving effect to the Arrangement.

"Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date.

"Employee Stock Option" means any option to purchase Common Shares granted under any Company Stock Plan.

"Environmental Claim" has the meaning set forth in Section 3.12(a).

"Environmental Laws" has the meaning set forth in Section 3.12(a).

"Environmental Permits" means any Permit issued or required pursuant to Environmental Law.

"Equity Compensation Awards" means all outstanding awards of Common Shares granted by the Company under the Company's 2004 Employee Equity Award Plan and the Company's 2004 Qualified Directors' Equity Award Plan.

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"Final Order" means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

"Governmental Authority" means any federal, national, supranational, provincial, regional, municipal, state, local or foreign government, governmental, regulatory or administrative authority, agency, bureau, department, instrumentality or commission or any court, tribunal, board, authority or judicial or arbitral body of competent jurisdiction.

"Hazardous Substance" means any toxic or hazardous materials or substances, including asbestos, buried contaminants, flammable explosives, radioactive materials, petroleum and petroleum products and any substances defined as, or included in the definition of, "hazardous substances", "hazardous wastes", "hazardous materials" or "toxic substances" or otherwise regulated under any Environmental Law.

"HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

"IIC" has the meaning set forth in Section 3.19(b).

"Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), improvements, patents, patent rights, patent applications (including all reissues, divisions, continuations, continuations-in-part, reexaminations and extensions of any patent or patent application), industrial designs and applications for registration of industrial designs; (b) all trade names, trade dress and service marks (whether registered or unregistered), trademarks (whether registered or unregistered or used with goods or services and including goodwill of the Company and the Subsidiaries attaching to such trademarks), registrations, applications for trademarks (and all future income therefrom), domains and domain names, (c) all published and unpublished works of authorship, whether copyright or not (including databases and other compilations of information), copyrights therein and thereto and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof, (d) all trade secrets, know-how, technologies in development, computer programs and other computer software (including software systems and applications), web sites, related software, user interfaces, topographies, source code, object code, algorithms, display screens, layouts, development tools, instructions, templates, evaluation software and hardware, information, manufacturing, engineering, and other drawings and manuals, technology, processes, business and other methods, designs, lab journals, notebooks, schematics, data, plans, blue prints, research and development reports, agency agreements, technical information, technical assistance, engineering data, design and engineering specifications, and similar materials recording or evidencing expertise or information, (e) all customer and supplier lists, pricing and cost information and business and marketing plans and proposals, (f) all rights of publicity and privacy, (g) all other intellectual property rights, (h) all licenses of the intellectual property listed in clauses (a) through (g), and (i) all rights to recovery of damages and profits by reason of the infringement of any of the intellectual property listed in clauses (a) through (h).

"Interim Order" means the interim order of the Court, as contemplated by Section 2.02, providing for, among other things, the calling and holding of the Special Meeting, as the same may be amended.

"Investment Canada Approval" means the approval or deemed approval pursuant to the Investment Canada Act (Canada) by the Minister of Industry.

"Knowledge of the Company" means the actual knowledge of Amos Michelson, Dan Gelbart, Mark Dance, Judi Hess and Paul Kacir and, solely as it relates to Section 3.18, Harry Booyens.

"Law" means any Canadian, United States or other jurisdiction statute, law, ordinance, regulation, rule, code, policy, guideline, common law standard of conduct, executive order, injunction, judgment, decree, ruling, award or other order, whether temporary or final of any Governmental Authority.

"Letter of Transmittal" means the letter of transmittal forwarded by the Company to Shareholders in connection with the Arrangement, in the form accompanying the Circular.

"Lien" means any pledge, lien, charge, mortgage, easement, encumbrance, option, right of first refusal or offer or security interest or adverse claim of any kind or nature whatsoever.

"Material Adverse Effect" means any event, circumstance, change or effect (any such item, an "Effect") that, individually or in the aggregate, is or is reasonably likely to be materially adverse to the business, condition (financial or otherwise), operations, assets, liabilities (contingent or otherwise) or results of operations of the Company and the Subsidiaries taken as a whole; provided, however, that in no event shall the following be deemed to constitute, nor shall the following be taken into account in determining whether there has been, a "Material Adverse Effect": any Effect that results from changes in general economic conditions or changes in securities markets in general unless such Effect disproportionately affects the Company and the Subsidiaries taken as a whole.

"Material Contracts" has the meaning set forth in Section 3.13(a).

"Merrill Lynch" means Merrill Lynch Canada Inc.

"OCS" has the meaning set forth in Section 3.19(a).

"Optionholders" means the holders of Employee Stock Options.

"OSC" means the Ontario Securities Commission.

"OSC Reports" has the meaning set forth in Section 3.07(a).

"Parent" has the meaning set forth in the Preamble.

"Parent Expenses" means all of Parent's and Acquisition Sub's actual out-of-pocket expenses incurred in connection with the transactions contemplated in this Agreement, including in connection with preparing and negotiating the Agreement and carrying out its due diligence of the Company and the Subsidiaries, and their respective assets and liabilities (including in connection with each of the foregoing, regulatory filing fees and reasonable attorneys', accountants', investment bankers', experts' and consultants' fees and expenses), up to a limit of $8,000,000.

"Permits" has the meaning set forth in Section 3.06.

"Permitted Liens" means such of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced and as to which none of the Company or the Subsidiaries is otherwise subject to criminal liability due to its existence and which are not, individually or in the aggregate, material: (a) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings, (b) liens imposed by Law, such as materialmen's, mechanic's, carrier's, workmen's and repairmen's liens and other similar liens arising in the ordinary course of business, (c) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business and (d) pledges or deposits to secure statutory obligations.

"Person" means an individual, corporation, partnership, limited partnership, limited liability company, joint venture, estate, association, trust, unincorporated organization or other entity of any kind or nature, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

"Personal Information" means any information in the possession of the Company or any of the Subsidiaries about an identifiable individual other than the name, title or business address or telephone number of an employee.

"Plan of Arrangement" means the plan of arrangement as set forth in Exhibit A to this Agreement, as amended in accordance with this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order.

"Plans" has the meaning set forth in Section 3.09(a).

"Pre-Acquisition Reorganization" has the meaning set forth in Section 6.11.

"Preferred Share" means each preferred share, without par value, in the capital of the Company.

"Public Disclosure Documents" has the meaning set forth in Section 3.07(a).

"R&D Law" has the meaning set forth in Section 3.19(a).

"Representatives" has the meaning set forth in Section 6.01(a).

"Rights Plan" means the Shareholder Rights Plan Agreement dated as of November 13, 2002 between the Company and Computershare Trust Company of Canada, as it may be amended from time to time.

"Rights Plan Resolution" means the ordinary resolution to be considered at the Special Meeting, substantially in the form of Exhibit C, waiving the terms of the Rights Plan and all of the provisions thereof in respect of the Arrangement.

"Sarbanes-Oxley Act" means the United States Sarbanes-Oxley Act of 2002, as amended.

"SEC" means the United States Securities and Exchange Commission.

"SEC Reports" has the meaning set forth in Section 3.07(a).

"Securities Act" means the Securities Act (Ontario).

"Securities Regulators" means the SEC, the OSC, and the securities regulatory authorities in each of the other Provinces of Canada.

"SEDAR" means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

"Settlement Agreement" has the meaning set forth in Section 3.19(a).

"Shareholders" means the holders of Common Shares.

"Significant Subsidiary" means, at any date, each Subsidiary which, either alone or together with the Subsidiaries of such Subsidiary, meets any of the following conditions:

(a) as of the end of the most recently ended fiscal quarter for which financial statements of the Company are publicly available, the investments of, and advances by, the Company and the Subsidiaries in or to, or their proportionate share (based on their equity interests) of the book value of the total assets (after intercompany eliminations) of, the Subsidiary in question exceeds 10% of the book value of the total assets of the Company and its consolidated Subsidiaries; or (b) for the period of four consecutive fiscal quarters most recently ended for which financial statements of the Company are publicly available, the equity of the Company and the Subsidiaries in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Subsidiary in question exceeds 10% of the income of the Company and the Subsidiaries consolidated for such four consecutive fiscal quarters most recently ended.

"Special Meeting" means the special meeting of Shareholders to be held to consider the Arrangement Resolution and the Rights Plan Resolution, including any adjournment or postponement thereof.

"Specified Time" has the meaning set forth in Section 6.02(b).

"subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors thereof is owned, directly or indirectly, by such Person or one or more other subsidiaries of such Person or a combination thereof or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is owned, directly or indirectly, by such Person or one or more other subsidiaries of such Person or a combination thereof and, for purposes of this clause (ii), a Person shall be deemed to own a majority ownership interest in such a business entity if such Person (alone or with one or more of its subsidiaries) shall be allocated a majority of such business entity's gains or losses or shall be the managing director or general partner of such business entity.

"Subsidiary" means a subsidiary of the Company.

"Superior Proposal" means any bona fide Acquisition Proposal (substituting for the purposes of this definition a threshold of 50% in place of 20% where used in the definition and "all or substantially all assets" in place of "a substantial portion of the assets" where used in the definition) on terms that the Company Board determines, in its good faith judgment (after consultation with its outside legal counsel and financial advisors), are more favorable from a financial point of view to Shareholders than the terms of the Arrangement as set forth in this Agreement (taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the financial terms of the Plan of Arrangement proposed by Parent in response to such offer or otherwise)) and, would, if accepted, be reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the Acquisition Proposal and the Person making it.

"Tax Returns" means any and all returns, reports, declarations, elections, notices, filings and forms required to be filed with any taxing authority (including any schedule or attachment thereto) whether in tangible or electronic form in connection with the determination, assessment or collection of any Taxes of the Company or any Subsidiary.

"Taxes" means (i) all taxes, charges, duties, fees, levies or other assessments, including income, excise, capital, gross receipts, property, goods and services, harmonized sales, sales, use, value added, profits, registration, license, customs, withholding (with respect to compensation or otherwise), payroll, employment, net worth, transfer, stamp, social security, Canadian or Quebec Pension Plan Premiums, occupation and franchise taxes, imposed by any Governmental Authority or taxing authority, and including any interest, penalties and additional amounts imposed with respect thereto and (ii) any liability for the payment of any amount of a type described in clause (i) arising as a result of being or having been a member of any consolidated, combined, unitary or other group or being or having been included or required to be included in any Tax Return related thereto.

"Third Party Acquisition" means any of the following transactions or any agreement by the Company to enter into or support one of the following transactions: (i) any direct or indirect acquisition through one or more transactions of (A) all or substantially all of the assets of the Company and the Subsidiaries taken as a whole or (B) more than 50% of the outstanding Common Shares, (ii) any tender offer, exchange offer, take-over bid or agreement that, if consummated, would result in any Person beneficially owning more than 50% of the outstanding Common Shares, (iii) any merger, amalgamation, arrangement, consolidation or other business combination with the Company other than the Arrangement, or (iv) any recapitalization of the Company or similar transaction that, if consummated, would result in any Person beneficially owning more than 50% of the outstanding Common Shares.

"Transaction Documents" means collectively, this Agreement and the Plan of Arrangement.

"Transactions" means collectively, the transactions contemplated herein and in the Plan of Arrangement.

"33 Act" means the United States Securities Act of 1933, as amended.

SECTION 1.02 Interpretation. In this Agreement, except to the extent that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words "include", "includes" or "including" are used in this Agreement, they are deemed to be followed by the words "without limitation";

(d) the words "hereof", "herein" and "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(g) (I) the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word "other" shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things and (ii) general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

(h) references to the time of day are (unless otherwise expressly provided) to Toronto, Ontario time and references to a day are to a period of 24 hours running from midnight on the previous day;

(i) if any date on which any action is required or permitted to be taken hereunder is not a business day, such action shall be required or permitted to be taken on or by the next succeeding day which is a business day;

(j) all references to cash or currency in this Agreement are to United States dollars unless otherwise indicated; and

(k) any reference to a statute shall mean the statute in force as at the date hereof and any regulation in force thereunder, unless otherwise expressly provided.

ARTICLE II

THE ARRANGEMENT

SECTION 2.01 Implementation Steps by the Company. The Company agrees that it shall:

(a) as soon as reasonably practicable, apply to the Court in a manner acceptable to Parent, acting reasonably, under section 192 of the CBCA for the Interim Order, and thereafter proceed with and diligently pursue the obtaining of the Interim Order;

(b) convene and hold the Special Meeting as soon as practicable after the date hereof, but in any case before March 31, 2005, for the purpose of considering the Arrangement Resolution and the Rights Plan Resolution (and for any other proper purpose as may be set out in the notice for such meeting and agreed to by

Parent, acting reasonably; provided that the Arrangement Resolution and the Rights Plan Resolution shall be voted on before any other matter at the Special Meeting, unless otherwise agreed by Parent);

(c) except as required for quorum purposes or otherwise permitted under this Agreement, not adjourn (except as required by Law or by valid Shareholder action), postpone or cancel (or propose for adjournment, postponement or cancellation) the Special Meeting without Parent's prior written consent, such consent not to be unreasonably withheld or delayed;

(d) use commercially reasonable efforts to solicit from Shareholders proxies in favor of the Arrangement Resolution and the Rights Plan Resolution, including, if so requested by Parent, using the services of dealers and proxy solicitation services, and take all other action that is necessary or desirable to secure the approval of the Arrangement Resolution and the Rights Plan Resolution by Shareholders;

(e) subject to obtaining such approvals as are required by the Interim Order, as soon as reasonably practicable after the Special Meeting apply to the Court under section 192 of the CBCA for the Final Order approving the Arrangement, and thereafter proceed with and diligently pursue the obtaining of the Final Order;

(f) subject to obtaining the Final Order, as soon as reasonably practicable thereafter and subject to the satisfaction or waiver of the other conditions herein contained in favor of each party, deliver to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement;

(g) instruct counsel acting for it to bring the applications referred to in Sections 2.01(a) and 2.01(e) in cooperation with counsel to Parent;

(h) permit Parent and its counsel to review and comment upon drafts of all material to be filed by the Company with the Court in connection with the Arrangement, including the Circular and any supplement or amendment contemplated by Section 2.05(c), and provide counsel to Parent on a timely basis with copies of any notice of appearance and evidence served on the Company or its counsel in respect of the application for the Interim Order and the Final Order or any appeal therefrom and of any notice (written or oral) received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order; and

(i) not (i) file any material with the Court in connection with the Arrangement or serve any such material, and not agree to modify or amend materials so filed or served, or (ii) send to the Director, for endorsement and filing by the Director, the Articles of Arrangement, except in either case as contemplated hereby or with Parent's prior written consent, such consent not to be unreasonably withheld or delayed.

SECTION 2.02 Interim Order. The notice of motion for the application referred to in Section 2.01(a) shall request that the Interim Order provide:

(a) for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Special Meeting and for the manner in which such notice is to be provided;

(b) that the requisite approval for the Arrangement Resolution shall be two-thirds of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Special Meeting;

(c) that, in all other respects, the terms, restrictions and conditions of the Company's Articles of Incorporation and By-Laws, each as amended prior to the date of this Agreement, including quorum requirements and all other matters, shall apply in respect of the Special Meeting;

(d) for the grant of the Dissent Rights; and

(e) for the notice requirements with respect to the presentation of the application to the Court for the Final Order.

SECTION 2.03 Articles of Arrangement. The Articles of Arrangement shall implement the Plan of Arrangement. On the third business day after the satisfaction or waiver (subject to applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Date) set forth in Article VII, and unless another time or date is agreed to in writing by the parties hereto, the Articles of Arrangement shall be filed with the Director. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Laws, including the CBCA. The closing of the Transactions will take place at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019 at 10:00 a.m. Eastern Standard Time on the Effective Date.

SECTION 2.04 Circular and Related Materials. As promptly as reasonably practicable after the execution of this Agreement, the Company shall prepare and complete, in consultation with Parent, the Circular together with any other documents required by the Securities Act, the CBCA or other applicable Laws in connection with the Transactions and the Special Meeting, and all reasonable comments made by Parent and its counsel shall be accepted and incorporated into the Circular and such other documents. As promptly as reasonably practicable thereafter and after receipt of the Interim Order, the Company shall cause the Circular and other documentation required in connection with the Special Meeting to be sent to each Shareholder and filed as required by the Interim Order or applicable Laws. In any event the Company will have prepared all materials necessary for filing the application for the Interim Order with the Court and the Director within 30 days after the date of this Agreement, except to the extent any delay beyond such period is due to Parent's failure to comply on a timely basis with its obligations under Section 2.05(b) in respect of the Circular.

SECTION 2.05 Securities and Corporate Compliance. (a) The Company shall (with Parent and Parent's counsel) diligently do all such acts and things as may be necessary to comply, in all material respects, with National Instrument 54-101 of the Canadian Securities Administrators in relation to the Special Meeting and, without limiting the generality of the foregoing, shall, in consultation with Parent, use all reasonable efforts to benefit from the accelerated timing contemplated by such policy.

(b) Each of Parent and the Company shall furnish to the other all such information concerning it, its affiliates (including, in the case of Parent, Acquisition Sub) and its shareholders and, in the case of the Company, the Optionholders, as may be required to effect the actions described in Sections 2.04 and 2.05, and each covenants that no information furnished by it in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other Transactions will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished or to be used.

(c) Parent and the Company shall each promptly notify the other if at any time before the Effective Time it becomes aware that the Circular or any application for an order hereunder contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular or such application. In any such event, Parent and the Company shall cooperate in the preparation of a supplement or amendment to the Circular or such other document, as required and as the case may be, and, if required by applicable Law or the Court, shall cause the same to be distributed to Shareholders and filed with the applicable Securities Regulators.

(d) The Company shall ensure that the Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by Parent or Acquisition Sub). Without limiting the generality of the foregoing, the Company shall ensure that the Circular provides Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Special Meeting.

SECTION 2.06 Dissent. The Company shall give Parent prompt notice of any written notice of dissent, withdrawal of such notice, and any other instruments received by the Company pursuant to the Dissent Rights.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to Parent and Acquisition Sub to enter into this Agreement, the Company hereby represents and warrants to Parent and Acquisition Sub that, except as set forth in the Company Disclosure Letter:

SECTION 3.01 Organization and Qualification; Subsidiaries. (a) Each of the Company and each Subsidiary is duly organized, validly existing and, to the extent such concept is legally recognized, in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of the Company and each Subsidiary is duly qualified or licensed to do business and is, to the extent such concept is legally recognized, in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing has not had and could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate. Section 3.01(a) of the Company Disclosure Letter sets forth a correct and complete list of each jurisdiction where the Company and each Significant Subsidiary is qualified or licensed to do business.

(b) Section 3.01(b) of the Company Disclosure Letter sets forth a list of each Subsidiary, together with its jurisdiction of incorporation or organization and the names of the holders of all its capital stock or other equity interests. All the outstanding shares of capital stock of each Subsidiary have been validly issued and are fully paid and nonassessable and, except as set forth in Section 3.01(b) of the Company Disclosure Letter, are as of the date of this Agreement owned by the Company, by another Subsidiary or by the Company and another Subsidiary, free and clear of all Liens.

(c) Except for its interests in the Subsidiaries and except for the ownership interests set forth in Section 3.01(c) of the Company Disclosure Letter, the Company does not as of the date of this Agreement own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

SECTION 3.02 Articles of Incorporation and By-Laws. The Company has made available to Parent and Acquisition Sub a copy of the Articles of Incorporation and
By-Laws or equivalent organizational documents, each as amended through the date of this Agreement, of the Company and each Significant Subsidiary.

SECTION 3.03 Capitalization. The authorized capital of the Company consists of (i) an unlimited number of Common Shares and (ii) an unlimited number of Preferred Shares issuable in series. As of January 28, 2005, (i) 57,417,941 Common Shares were issued and outstanding and (ii) 6,888,634 Common Shares were reserved for future issuance pursuant to outstanding Employee Stock Options. The Company has not issued any Common Shares or granted any Employee Stock Options since such date and prior to the date hereof. As of December 31, 2004, 56,765,996 Common Shares were issued and outstanding. Section 3.03 of the Company Disclosure Letter sets forth a list of all Employee Stock Options outstanding as of December 31, 2004, including the exercise price for each such Employee Stock Option. As soon as possible after the date hereof, the Company will provide a list of all Employee Stock Options outstanding as of January 28, 2005, including the exercise price for each such Employee Stock Option. As of the date of this Agreement, no Preferred Shares are issued and outstanding. Except as set forth in this Section 3.03, as of the date of this Agreement, no shares of capital stock or other voting security or equity interests of the Company were issued, reserved for issuance or outstanding. Except as set forth in this Section 3.03 or in Section 3.03 of the Company Disclosure Letter, there are no options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, preemptive rights or other rights, agreements, arrangements or commitments of any character to which the Company or any Subsidiary is a party relating to the issued or unissued capital stock of the Company or any Subsidiary or obligating the Company or any Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Subsidiary. There are no outstanding or authorized share appreciation, phantom shares, profit participation or similar rights with respect to the capital of the Company or any Subsidiary. There are no voting trusts, proxies, unanimous shareholder agreements or other agreements or understandings with respect to the voting of any shares of any capital stock of the Company or any Subsidiary to which the Company or any Subsidiary is a party. All Common Shares outstanding on the date hereof, and all such Common Shares that may be issued prior to the Effective Time will be when issued, on the terms and conditions specified in the instruments pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 3.03 of the Company Disclosure Letter, (i) there are no outstanding Common Shares in respect of which the Company has a right under specified circumstances to repurchase such shares at a fixed purchase price and (ii) there are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Common Shares or any capital stock of any Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or any other Person. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which Shareholders may vote.

SECTION 3.04 Authority Relative to this Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Documents, to perform its obligations hereunder and thereunder and to consummate the Arrangement. The execution and delivery of this Agreement and the other Transaction Documents by the Company and the consummation by the Company of the Arrangement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Transaction Documents or to consummate the Arrangement (other than the receipt of approval of Shareholders required by the Interim Order and the approval of the Court). Each of this Agreement and the other Transaction Documents has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Acquisition Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

SECTION 3.05 No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement and the other Transaction Documents by the Company do not, and the consummation of the Transactions and the performance of this Agreement by the Company will not, (i) conflict with or violate the Articles of Incorporation or By-laws or equivalent organizational documents of the Company or any Subsidiary, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 3.05(b) have been obtained and that all filings and obligations described in Section 3.05(b) have been made, conflict with or violate any Law applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound, or (iii) except as set forth in Section 3.05(a) of the Company Disclosure Letter, result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or create, give rise to or change any rights or obligations of any Person under, or result in the creation of a Lien (other than a Permitted Lien) on any property or asset of the Company or any Subsidiary pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any property or asset of the Company or any Subsidiary is bound, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or materially impair the ability of the Company to complete the Transactions.

(b) No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, or permit from, any Governmental Authority is required to be obtained or made by or with respect to the Company or any Subsidiary in connection with the execution, delivery and performance of any Transaction Document to which it is a party or the consummation of the Transactions, other than (I) compliance with and filings under (A) the HSR Act, (B) the EC Merger Regulation and (C) the Canadian Investment Regulations, (ii) the approval of or notification to, as applicable, (A) the Office of the Chief Scientist of the Israeli Ministry of Trade & Industry, (B) the Israeli Investment Centre of the Israeli Ministry of Trade & Industry and (C) the Director of Restrictive Trade Practices of the Israeli Ministry of Trade & Industry, (iii) the filing on SEDAR and with the SEC on Form 6-K of the Circular, (iv) the receipt from the Court of the Interim Order and the Final Order, (v) the filing by the Director of the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement, (vi) compliance with and such filings as may be required under applicable Environmental Laws, (vii) filings under any applicable state takeover Law and (viii) such other items (A) that may be required solely by reason of the participation of Parent and Acquisition Sub (as opposed to any third party) in the

Transactions, (B) that may be required under any applicable Law of any country outside Canada and the United States and that would not reasonably be expected to materially impair or delay the ability of the Company to consummate the Transactions or (C) as are set forth in Section 3.05(b) of the Company Disclosure Letter.

SECTION 3.06 Permits; Compliance. Each of the Company and each Subsidiary is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of the Company or any Subsidiary to own, lease and operate its properties and assets and to carry on its business as it is now being conducted (the "Permits"), except where the failure to have any of the Permits have not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the Company and each Subsidiary is in compliance with such Permits, except where the failure to be in compliance have not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No suspension or cancellation of any of the Permits is pending or, to the Knowledge of the Company, threatened, except where the suspension or cancellation of any of the Permits have not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth in Section 3.06 of the Company Disclosure Letter, neither the Company nor any Subsidiary is in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, Permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any property or asset of the Company or any Subsidiary is bound, except, with respect to clauses (a) and (b), for any such conflicts, defaults, breaches or violations that have not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. This Section 3.06 does not relate to matters with respect to Taxes, which are the subject of Section 3.11, or to environmental matters, which are the subject of Section 3.12.

SECTION 3.07 Public Disclosure Documents; Financial Statements; Books and Records. (a) The Company is, and at all times since August 5, 1999 has been, a foreign private issuer (as such term is defined in Rule 405 under the 33 Act and Rule 3b-4 under the Exchange Act). Since October 1, 2002, the Company has filed all forms, reports, statements and documents required to be filed by it under the Securities Act (the "OSC Reports") and the Exchange Act and the Sarbanes-Oxley Act (collectively, the "SEC Reports" and together with the OSC Reports, the "Public Disclosure Documents") on SEDAR, in the case of the OSC Reports and with or, if permissible, furnished by it to, the SEC, in the case of the SEC Reports. Except as set forth in Section 3.07 of the Company Disclosure Letter, the Public Disclosure Documents (I) were prepared in accordance with the applicable requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended prior to the date hereof, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

No Subsidiary is required to file or furnish any form, report or other document with or to the OSC or the SEC.

(b) Except as set forth in Section 3.07(b) of the Company Disclosure Letter, (I) each of the consolidated financial statements (including, in each case, any notes thereto) contained or incorporated by reference in the Public Disclosure Documents was prepared in accordance with Canadian GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and (ii) each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein except as otherwise noted therein (subject, in the case of unaudited statements, to normal year-end audit adjustments and absence of notes).

(c) The Company is in compliance in all material respects with (I) the provisions of the Sarbanes-Oxley Act applicable to it and (ii) the applicable listing and corporate governance rules and regulations of the Toronto Stock Exchange and NASDAQ. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of the Company.

(d) The Company (I) has designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company's auditors and the audit committee of the Company Board any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls. The Company has made available to Parent a summary of any such disclosure made by management to the Company's auditors and audit committee since October 1, 2002.

(e) The financial books, records and accounts of the Company and the Subsidiaries (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Company and the Subsidiaries and (iii) accurately and fairly reflect the basis for the financial statements of the Company. The Company has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (x) transactions are executed in accordance with managements' general or specific authorization; and (y) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian GAAP. The Company's and the Subsidiaries' corporate records and minute books have been maintained substantially in compliance with applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to Parent.

SECTION 3.08 Absence of Certain Changes or Events. Since September 30, 2004, there has not been any Material Adverse Effect. During the period since September 30, 2004 through the date of this Agreement, except as set forth in Section 3.08 of the Company Disclosure Letter, (a) the Company and the Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice, (b) there has not been any material damage, destruction or other casualty loss with respect to any material asset owned, leased or otherwise used by the Company or any Subsidiary, whether or not covered by insurance and (c) neither the Company nor any Subsidiary has taken any action that, if taken after the date of this Agreement, would be prohibited by or constitute a breach or violation of any of the covenants set forth in Section 5.01.

SECTION 3.09 Employee Benefit Plans. (a) Section 3.09(a) of the Company Disclosure Letter lists (i) all employee benefit plans, bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements and material written personnel policies, rules or procedures and (ii) all employment, termination, severance or other material contracts or agreements to which the Company or any Subsidiary is a party, with respect to which the Company or any Subsidiary has any obligation or which are maintained, contributed to or sponsored by the Company or any Subsidiary for the benefit of any current or former employee, officer or director of the Company or any Subsidiary (in each of clauses (i) and (ii), other than as required by statute) (collectively, the "Plans"), other than Plans that are not material. Except as set forth in Section 3.09(a) of the Company Disclosure Letter, the Company has made available to Parent current and complete copies of all written Plans as amended to date and has made available to Parent a copy of (i) each trust or other funding arrangement prepared in connection with any applicable Plan, (ii) current insurance contracts or policies, investment management agreements, subscription and participation agreements, benefit administration contracts, and any financial administration contracts relating to any Plan, (iii) all summaries in the Company's possession or control distributed or made available to any employee or former employee concerning any Plans, (iv) all financial and accounting statements for each of the last three years together with the four most recent quarterly investment reports with respect to any Plan, (v) all annual information returns and material correspondence with, any Governmental Authority within the last three years with respect to any Plan, and (vi) all valuations and other documentation for each of the last three years which materially affect premiums, contributions, refunds, deficits or reserves under any Plan.

(b) Each Plan is, and has been, established, registered, qualified, amended, administered, and where applicable, funded, and invested, in material compliance with the terms of such Plan, all applicable Laws and any collective agreements, as applicable. Neither the Company nor any of the Subsidiaries has received, in the last six years, any notice from any Person or Governmental Authority questioning or challenging such compliance (other than in respect of any claim related solely to that Person).

(c) There has been no amendment to, announcement by the Company or any of the Subsidiaries relating to, or change in employee participation or coverage under, any

Plan which would increase the expense of maintaining all Plans by more than five percent above the level of the expense incurred thereunder for the most recent fiscal year. Except as set forth in Section 3.09(c) of the Company Disclosure Letter, neither the execution of this Agreement, Shareholder approval of this Agreement nor the consummation of the Transactions will (i) entitle any employees of the Company or any of the Subsidiaries to severance pay or any increase in severance pay, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Plans, (iii) limit or restrict the right of the Company or, after the consummation of the Transactions, Parent to merge, amend or terminate any of the Plans or (iv) result in payments under any of the Plans which would not be deductible under Section 162(m) or Section 280G of the Internal Revenue Code of 1986, as amended (the "Code").

(d) The Company and the Subsidiaries are in material compliance with all of their obligations in respect of the Plans. The Company and the Subsidiaries have not been notified of any default or violation by any other Person in relation to obligations under any Plan. All employer or employee payments, contributions or premiums required to be remitted, paid to or in respect of each Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws in all material respects. No Taxes, penalties or fees are owing or exigible under or in relation to any Plan.

(e) There is no investigation by any Governmental Authority, or claim (other than routine claims for payment of benefits) pending or, to the Knowledge of the Company, threatened involving any Plan or their assets.

(f) Except for the Company Employees, there are no Persons other than the Company or the Subsidiaries sponsoring, participating in or contributing to any Plan. None of the Plans is required to be established and maintained pursuant to a collective bargaining agreement and no participants in any Plan are covered by a collective bargaining agreement. None of the Plans is a "multi-employer" plan as defined by applicable Laws. There are no material unfunded liabilities in respect of any Plan, including going-concern unfunded liabilities, solvency deficiencies or wind-up deficiencies.

(g) None of the Plans, other than any pension plan or registered retirement savings plan, provide benefits beyond retirement or other termination of service to Company Employees or former employees or to the beneficiaries or dependants of such employees other than benefits provided pursuant to Section 4980B of the Code and Sections 601 et. seq. of the United States Employee Retirement Income Security Act of 1974, as amended, and benefits in respect of which the full premium costs are borne by employees and their dependent beneficiaries.

(h) The level of insurance reserves, if any, under any insured Plan is reasonable and sufficient to provide for all incurred but unreported claims thereunder.

SECTION 3.10 Labor and Employment Matters. (a) Section 3.10(a) of the Company Disclosure Letter lists all agreements between the Company or any Subsidiary and trade unions or representative bodies (including union recognition agreements, collective agreements and works council agreements). Except as disclosed in Section 3.10(a) of the Company Disclosure Letter, the consultation of or the rendering of formal advice by any such trade union or representative body is not required to consummate the Transactions.

(b) Except for those employment contracts with salaried Company Employees set forth in Section 3.10(b) of the Company Disclosure Letter, there are no contracts of employment entered into by the Company or any Subsidiary with any Company Employee which would entitle a Company Employee to receive enhanced benefits or payments upon the Company entering into this Agreement or any of the other Transaction Documents to which the Company is a party or upon the consummation of the Transactions. The Company has provided Parent with copies of all material employment policies, form nondisclosure agreements and form agreements used by the Company and the Subsidiaries in connection with the employment of Company Employees and, except as disclosed in Section 3.10(b) of the Company Disclosure Letter, no Company Employee has been employed on terms and conditions materially different from such policies, form nondisclosure agreements and form agreements.

(c) Except as have not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or as set forth in Section 3.10(c) of the Company Disclosure Letter, (I) there are no controversies pending or, to the Knowledge of the Company, threatened between the Company or any Subsidiary and any Company Employee, (ii) neither the Company nor any Subsidiary has breached or otherwise failed to comply with any provision of any collective agreement or similar contract, and there are no grievances outstanding against the Company or any Subsidiary under any such agreement or contract, (iii) there is no strike, slowdown, work stoppage, lockout, industrial dispute or trade dispute, or, to the Knowledge of the Company, threat thereof, by or with respect to any Company Employee, (iv) to the Knowledge of the Company, there is no union organizing campaign, (v) to the Knowledge of the Company, no executive or manager of the Company or any Subsidiary, is a party to any confidentiality, non-competition, proprietary rights or other such agreement with any Person other than the Company or any Subsidiary that would be material to the performance of such employee's employment duties, or the ability of the Company or any Subsidiary to conduct its business, and (vi) there is no labor or employment-related charge, complaint, grievance, investigation, inquiry or obligation of any kind, pending or, to the Knowledge of the Company, threatened before or by any Governmental Authority, relating to an alleged violation or breach by the Company or any Subsidiary (or by their respective officers or directors) of any Law or contract.

(d) All current assessments under workers compensation legislation in relation to the Company Employees have been paid or accrued by the Company or any applicable Subsidiary and the business of the Company and the Subsidiaries has not been and is not (i) subject to any additional or penalty assessment under such legislation which has not been paid, or (ii) subject to any audit in connection with such legislation. The accident cost experience of the Company and the Subsidiaries is such that there are no pending nor, to the Knowledge of the Company, potential penalty assessments, experience rating changes or claims which could materially adversely affect the premium payments or accident cost experience of the Company or any Subsidiary or result in material additional payments in connection with the business of the Company and the Subsidiaries.

SECTION 3.11 Taxes. (a) Except as set forth in Section 3.11(a) of the Company Disclosure Letter, to the Knowledge of Company, the Company and the Subsidiaries (I) have filed or caused to be filed on a timely basis (taking into account any extension of time to file granted or obtained) all material Tax Returns required to be filed and all such Tax Returns are true, complete and correct in all material respects, (ii) have timely paid or caused to be paid all material amounts of Taxes due (whether or not shown or required to be shown on a Tax Return) and (iii) have made adequate provisions on their most recently published financial statements for all Taxes payable in respect of each period covered by such financial statements and all prior periods to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Returns and have made adequate provisions in their books and records for any Taxes accruing in respect of any accounting period which has ended subsequent to the period covered by such financial statements. There are no currently effective waivers of statutes of limitations that have been provided or requested with respect to any Taxes of the Company or any Subsidiary. All material amounts of Taxes required to have been withheld by or with respect to the Company and the Subsidiaries have been or shall be timely withheld and remitted to the applicable taxing authority. The material Tax Returns of the Company have been examined by the relevant taxing authorities for all years to and including September 30, 2001, or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired.

(b) Except as set forth in Section 3.11(b) of the Company Disclosure Letter, (I)  neither the Company nor any Subsidiary has received any written notification that any issues involving any material amount of Taxes have been raised (and are currently pending) nor has any deficiency for a material amount of Tax been asserted (other than deficiencies that have been either satisfied, withdrawn or settled) by the Canada Revenue Agency, the United States Internal Revenue Service or any other taxing authority, including any sales tax authority, in connection with any of the Tax Returns referred to above and (ii) there are no Liens for Taxes in any material amount on any assets of the Company or any Subsidiary (other than any Liens for Taxes not yet due and payable for which adequate reserves have been made in accordance with Canadian GAAP or for Taxes being contested in good faith).

(c) Except as set forth in Section 3.11(c) of the Company Disclosure Letter, neither the Company nor any Subsidiary is a party to any Tax allocation or Tax sharing agreement or is required by any Tax allocation or Tax sharing agreement to make any payment to any Person.

(d) Section 3.11(d) of the Company Disclosure Letter sets forth a list of estimated Tax loss carryforwards in U.S. dollars prepared for financial statements purposes as of

September 30, 2004 of the Company and the Subsidiaries organized by entity subject to filing of relevant Tax Returns and audit adjustments or reassessments by the relevant taxing authority.

SECTION 3.12 Environmental Matters. (a) Except as set forth in
Section 3.12(a) of the Company Disclosure Letter and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) the Company and the Subsidiaries have complied at all times with all applicable Laws relating to any matter of pollution, protection of health or safety (as relating to exposure to Hazardous Substances) or the environment, environmental regulation or control or regarding Hazardous Substances on or under any of the Company's or any Subsidiaries' properties or any other properties (collectively, "Environmental Laws"), (ii) neither the Company nor any Subsidiary has received any written notice (A) of any violation of any Environmental Law, (B) of any suit, action, claim, proceeding or investigation by any Governmental Authority or any third party based on or arising under any Environmental Law (an "Environmental Claim"), (C) requiring the response to or remediation of Hazardous Substances at or arising from any of the Company's or any Subsidiary's properties or any other properties, or (D) demanding payment for response to or remediation of Hazardous Substances at or arising from any of the Company's or any Subsidiary's properties or any other properties, except in each case for the notices set forth in Section 3.12(a) of the Company Disclosure Letter, (iii) neither the Company nor any Subsidiary has placed, held, located, released, transported or disposed of any Hazardous Substances on, under, from or at any of the Company's or any Subsidiary's properties or any other properties, other than in material compliance with applicable Environmental Laws and in a manner that would not reasonably be expected to result in an Environmental Claim, (iv) no property currently or to the Knowledge of the Company formerly owned or operated by the Company or any Subsidiary (including soils, groundwater, surface water, buildings or other structures) has been contaminated with any Hazardous Substance that would reasonably be expected to require remediation pursuant to any applicable Environmental Law, (v) none of the properties of the Company or any Subsidiary contain any underground storage tanks, asbestos-containing material, lead products, or polychlorinated biphenyls that require remediation pursuant to any applicable Environmental Law, (vi) to the Knowledge of the Company there are no other circumstances or conditions involving the Company or any Subsidiary, including any indemnity, that would reasonably be expected to result in an Environmental Claim against the Company or any Subsidiary and (vii) the Company has delivered or made available to Parent copies of all material environmental reports, studies, assessments and sampling data in its possession relating to the Company or any Subsidiary or any of their current or former properties or operations.

(b) Except as set forth in Section 3.12(b) of the Company Disclosure Letter, no Environmental Law imposes any obligation upon the Company or any Subsidiary arising out of or as a condition to any Transaction, to file any notice or other submission with any Governmental Authority, the placement of any notice, acknowledgment or covenant in any land records, or the modification of or provision of notice under any agreement, consent order or consent decree, but excluding any requirement to transfer any permit or license. No Lien has been placed upon any of the Company's or any Subsidiary's properties under any Environmental Law.

SECTION 3.13 Material Contracts. (a) Section 3.13(a) of the Company Disclosure Letter lists each of the following types of contracts and agreements to which the Company or any Subsidiary is a party (such contracts and agreements, the "Material Contracts"), other than the Confidential Material Contracts:

(i) any contract or agreement relating to indebtedness for borrowed money (including any guarantee of or obligation to guarantee the indebtedness for borrowed money of any Person other than a Subsidiary) having an outstanding principal amount in excess of $500,000, and, for each such contract or agreement, the aggregate principal amount outstanding as of the date of this Agreement;

(ii) any contract or agreement relating to a Lien imposed on any asset or property of the Company or a Subsidiary, other than Permitted Liens;

(iii) any currency exchange, interest rate exchange, commodity exchange or similar contract or agreement;

(iv) any contract or agreement with any supplier, distributor or customer for the furnishing of services or purchase or sale of goods, equipment, inventory or other assets to or by the Company or any Subsidiary requiring payment of or receipt over the remaining life of such contract or agreement of more than $1,000,000;

(v) any contract manufacturing or original equipment manufacturing contract or agreement requiring payment of or receipt over the remaining life of such contract or agreement of more than $1,000,000;

(vi) any contract or agreement between the Company or any Subsidiary, on the one hand, and any or [commercially sensitive information redacted] or any of their respective affiliates, on the other hand;

(vii) any partnership, joint venture or similar agreement or arrangement;

(viii) any contract or agreement that limits or purports to limit the ability of the Company or any Subsidiary to compete with any Person or in any line of business or in any geographic area or during any period of time;

(ix) any contract or agreement (other than dealer, reseller or distributor agreements) that creates or imposes any exclusivity right or obligation with respect to the Company or the Subsidiaries or the other party to such contract or agreement;

(x) any contract or agreement between or among the Company or any Subsidiary, on the one hand, and any director, officer or affiliate of the Company (other than a Subsidiary) or any Person that beneficially owns 5% or more of the outstanding Common Shares (including, in each case, any "associates" or members of the "immediate family" (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act, respectively) of any such Person), on the other hand;

(xi) any contract, agreement or arrangement between the Company or any Subsidiary and any Governmental Authority, including an arrangement for receipt or repayment of any grant, subsidy or financial assistance (including any advantageous Tax treatment) from any Governmental Authority, other than (I) ordinary course agreements relating to the sale of products or services of the Company and the Subsidiaries; (ii) any Tax incentives or financial assistance from any Governmental Authority relating to the development or manufacturing of any products to be sold by the Company and the Subsidiaries; and (iii) any agreements covered by Section 3.19;

(xii) any contract or agreement pursuant to which any Person is funding or subsidizing research and development or commercialization activity by the Company or any Subsidiary requiring payment of or receipt over the remaining life of such contract or agreement of more than $1,000,000;

(xiii) any agreement (or group of related agreements) for the lease or sublease of real or personal property to or from any Person providing for lease payments in excess of $500,000 per annum;

(xiv)any agreement under which the Company or any Subsidiary has advanced or loaned or has committed to advance or loan any other Person (other than intercompany indebtedness or arrangements) amounts in the aggregate exceeding $500,000; and

(xv) any other agreement to which the Company or any Subsidiary is a party requiring payment of or receipt over the remaining life of such agreement of more than $500,000 per annum that is not otherwise disclosed in Section 3.13(a) of the Company Disclosure Letter and other than any contract or agreement of the type described above that would be disclosed in Section 3.13(a) of the Company Disclosure Letter if it involved the payment of or receipt of any amount in excess of any applicable threshold set forth above.

(b) Each Material Contract is a valid and binding obligation of the Company or any Subsidiary, as the case may be, and, to the Knowledge of the Company, a valid and binding obligation of each other party thereto. None of the Company, any Subsidiary or, to the Knowledge of the Company, any other party is in breach of, or in default under, or has repudiated, and no event has occurred which, with notice or lapse of time or both, would constitute a breach of, or a default under, any Material Contract, except for such breach, default or repudiation that has not had and could not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth in Section 3.13(b) of the Company Disclosure Letter there are no material disputes pending, or to the Knowledge of the Company, threatened under any Material Contract. The

Company has made available to Parent a true and correct copy of each (i) dealer, reseller or distributor agreement to which the Company or any of its Subsidiaries is a party and (ii) Material Contract, as amended to date, other than those Material Contracts set forth in Section 3.13(b) of the Company Disclosure Letter ("Confidential Material Contracts"). No Confidential Material Contract during 2004 represented or related to or during 2005 is expected to represent or relate to more than 1% of the expenses of the Company and the Subsidiaries, on a consolidated basis. The Confidential Material Contracts, in the aggregate, during 2004 did not represent or relate to and during 2005 are not expected to represent or relate to more than 2% of the expenses of the Company and the Subsidiaries, on a consolidated basis. The Company has informed Parent of the general nature of the Confidential Material Contracts to the full extent it is permitted to do so. Neither the Company nor any Subsidiary is a party to any material oral contract.

SECTION 3.14 Board Approval; Shareholder Vote Required. (a) The Company Board, at a meeting duly called and held prior to the execution and delivery of this Agreement, has duly adopted resolutions: (I) authorizing and approving this Agreement, the other Transaction Documents, the Arrangement and the other Transactions, (ii) authorizing the Company to execute and deliver this Agreement, (iii) authorizing the Company and the Subsidiaries to consummate the Transactions on the terms set forth herein and in the Plan of Arrangement, (iv) determining that this Agreement and the Transactions are fair to Shareholders and are in the best interests of the Company, (v) directing that the approval of this Agreement and the other Transaction Documents be submitted to a vote at a meeting of Shareholders, to be duly called in accordance with the Interim Order and (vi) recommending that Shareholders approve the Arrangement Resolution and the Rights Plan Resolution, which resolutions have not been subsequently rescinded, modified or withdrawn in any way prior to the date of this Agreement.

(b) The Company Board has received an opinion from Merrill Lynch, financial advisors to the Company, that the Consideration is fair from a financial point of view to Shareholders.

(c) As of the date hereof, all of the directors of the Company have advised that they intend to vote all Common Shares held by them in favor of the Arrangement Resolution and the Rights Plan Resolution and will, accordingly, so represent in the Circular.

SECTION 3.15 Brokers. No broker, finder or investment banker (other than Merrill Lynch) is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of the Subsidiaries and all such fees or commissions paid or payable to Merrill Lynch are disclosed in Section 3.15 of the Company Disclosure Letter.

SECTION 3.16 Litigation and Liabilities. Except as set forth in Section 3.16 of the Company Disclosure Letter, there is no Action pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary or any of their respective assets or properties before any Governmental Authority that, if adversely decided, would, individually or in the aggregate, reasonably be expected to have a Material Adverse

Effect. Neither the Company nor any Subsidiary nor any asset or property of the Company or any Subsidiary is subject to any continuing order of, or consent decree, settlement agreement or similar written agreement with, any Governmental Authority, or to any order, judgment, injunction or decree of any Governmental Authority that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth in Section 3.16 of the Company Disclosure Letter or in the unaudited consolidated balance sheet of the Company as of December 31, 2004 contained in the Public Disclosure Documents filed prior to the date hereof, there are no material obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed in a balance sheet or in the notes thereto prepared in accordance with Canadian GAAP, that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

SECTION 3.17 Title to Properties. (a) Except as set forth in Section 3.17(a) of the Company Disclosure Letter, each of the Company and the Subsidiaries has good and valid title to, or valid leasehold interests in, all its properties and assets except for such as are no longer used in the conduct of its businesses or as have been disposed of in the ordinary course of business and except for defects in title, easements, restrictive covenants and similar encumbrances or impediments that, in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect. All such properties and assets, other than properties and assets in which the Company or any Subsidiary has leasehold interests, are free and clear of all Liens other than those set forth in Section 3.17(a) of the Company Disclosure Letter and except for Permitted Liens and Liens that, in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect. Except as set forth in Section 3.17(a) of the Company Disclosure Letter, none of the real property owned by the Company or the Subsidiaries is subject to any lease or license. Section 3.17(a) of the Company Disclosure Letter sets forth a description of all the real property owned, leased or subleased by the Company or any Subsidiary, including, with respect to any lease or sublease, the name of the other parties thereto and the term thereof.

(b) Except as set forth in Section 3.17(b) of the Company Disclosure Letter, each of the Company and each Subsidiary has complied in all material respects with the terms of all material leases to which it is a party and under which it is in occupancy, and all such leases are in full force and effect. Each of the Company and each Subsidiary enjoys peaceful and undisturbed possession under all such material leases.

SECTION 3.18 Intellectual Property. The Company and the Subsidiaries own, or are validly licensed or otherwise have the right to use, all Intellectual Property which is material to the conduct of the business of the Company and the Subsidiaries taken as a whole, free and clear of all material Liens, and such Intellectual Property is not subject to any outstanding orders, judgments, or decrees adversely affecting the Company's and the Subsidiaries' use thereof or rights thereto. Section 3.18 of the Company Disclosure Letter contains a complete and true list of all of the following that are owned or used by the Company or a Subsidiary in the conduct of its business: (a) registered Intellectual Property, (b) pending patent applications or other applications for registrations of other Intellectual Property, (c) computer software (other than mass-marketed software purchased or licensed for less than a cost of $500,000), and (d) trade or corporate names, Internet domain names and material unregistered trademarks and service marks. Except as set forth in Section 3.18 of the Company Disclosure Letter, the Company or a Subsidiary owns all right, title and interest in and to the Intellectual Property set forth in Section 3.18 of the Company Disclosure Letter, free and clear of all material Liens, and such Intellectual Property is not subject to any outstanding orders, judgment or decree adversely affecting the Company's and the Subsidiaries' use thereof or rights thereto. To the Knowledge of the Company, the Company and the Subsidiaries have not infringed, misappropriated or otherwise violated any third party Intellectual Property and neither the Company nor any Subsidiary has received any notices regarding the same. To the Knowledge of the Company, no third party or Intellectual Property owned or claimed by a third party has infringed, misappropriated or otherwise conflicted with or harmed, or challenged the validity, enforceability or ownership of, any of the Intellectual Property that the Company or a Subsidiary owns or uses in the conduct of its business, in each case, except for such infringements, misappropriations or conflicts that could not reasonably be expected to have a Material Adverse Effect. The Company and the Subsidiaries have taken all reasonable steps in accordance with normal industry practice to maintain the confidentiality of the Company's and the Subsidiaries' trade secrets and information received from third persons which the Company or the Subsidiaries are obligated to treat as confidential. The Company or the Subsidiaries have taken all reasonable steps in accordance with normal industry practice to obtain the ownership of all works of authorship and inventions made by its employees, consultants and contractors. No material contract or agreement relating to Intellectual Property to which the Company or any Subsidiary is a party is either unenforceable or impaired, and neither the Company or any Subsidiary nor any counterparty to any such contract is in material breach of such contract, or has repudiated the contract or given notice of an intention to terminate, cancel, fail to renew or change the terms of such contract, and to the Knowledge of the Company, all Intellectual Property rights obtained or used by the Company pursuant to such a contract or agreement are valid, subsisting and enforceable and not subject to any outstanding order, judgment or decree adversely affecting the use thereof.

SECTION 3.19 State Sponsored Assistance.

(a) The Company's Israeli Subsidiary has received research and development funding from the Israeli Office of the Chief Scientist of the Ministry of Trade, Industry and Labor ("OCS") and is entitled to receive additional funding in the aggregate amount of NIS 2,800,000 for year 2004 in the context of certificates of approval that the OCS already issued to it (subject to fulfillment of the conditions of those certificates of approval). On January 27, 2002 the Company's Israeli Subsidiary signed a Settlement Agreement (the "Settlement Agreement") with the OCS, according to which the Company's Israeli Subsidiary's entire obligation to the OCS for repayment of royalties in the context of grants previously received and of grants to be received afterward was NIS 98,577,713. This amount was updated on July 14, 2003 to NIS 97,524,904 and all future payments were based on such updated amount. All the grants that the Company's Israeli Subsidiary received from the OCS after the signature of the Settlement Agreement and that it remains entitled to receive as aforesaid are not, nor will be, royalty bearing or otherwise repayable. Pursuant to the Company's Israeli Subsidiary's request dated February 27, 2002, to pay the amount owing to the OCS in 10 equal installments during five years, the currently outstanding balance owing by the Company's Israeli Subsidiary to the OCS under the Settlement Agreement is NIS 47,275,921(plus linkage and interest that may accrue hereafter), to be paid in a series of up to four equal bi-yearly installments. The Company's Israeli Subsidiary participated in the DPI 2000 and Re-Use Consortia organized by the OCS and in no other such consortia. The Company's Israeli Subsidiary is entitled to receive additional funding in the aggregate amount of NIS 780,000 with respect to the DPI 2000 Consortium. The Company's Israeli Subsidiary has provided true and complete copies of the Settlement Agreement and all significant documents related thereto and related to those consortia in which it participated. The Company's Israeli Subsidiary is in compliance with all of the provisions of its certificates of approval and the Settlement Agreement and with the Law for the Encouragement of Research and Development in Industry, 5744-1984 (the "R&D Law") and of the regulations promulgated in accordance with it and has not received any notice from the OCS that alleges any violation of those certificates of approval or the R&D Law. The Company's Israeli Subsidiary is up to date in its reporting obligations to the OCS. Section 3.19 of the Company Disclosure Letter sets forth a description of Intellectual Property of the Company that does not derive from technology generated in the course of research and development funded by the OCS and is, therefore, not limited by the provisions of the R&D Law.

(b) Various parts of the Company's Israeli Subsidiary's business have been accorded Approved Enterprise status by the Israel Investments Center ("IIC") in the context of various certificates of approval. The Company has agreed to the termination of its Approved Enterprise status in accordance with Plan number 323-21461 of July 3, 1996. With the exception of the certificate of approval so terminated, the Company's Israeli Subsidiary is in compliance with all of the provisions of its certificates of approval and of the Law for the Encouragement of Capital Investments, 5719-1959, and the regulations promulgated in accordance with it and has not received any notice from the IIC that alleges any violation of those certificates of approval or such law. With the exception of the Approved Enterprise so terminated, the Company's Israeli Subsidiary is up to date in its reporting obligations to the IIC. To the date hereof, the tax benefits period of the Company in accordance with those certificates of approval has not commenced. The Company has made no distribution of any sort that could be classified as a dividend in accordance with Section 51(h) of the Law for the Encouragement of Capital Investments.

SECTION 3.20 Personal Information. Except as set forth in Section 3.20 of the Company Disclosure Letter:

(a) The Company and each of the Subsidiaries, to the extent required by Law, have a written privacy policy which governs their collection, use and disclosure of Personal Information and the Company and each of the Subsidiaries is in compliance with their respective privacy policy.

(b) All required consents to the collection, use or disclosure of Personal Information in connection with the conduct of the Company's and the Subsidiaries' businesses (including disclosure to affiliates of the Company or any of the Subsidiaries) have been obtained.

SECTION 3.21 Insurance. Section 3.21 of the Company Disclosure Letter sets forth a complete and accurate list of all insurance policies of the Company and the Subsidiaries in effect on the date hereof. The Company has provided to Parent copies of all such insurance policies prior to the date hereof.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

As an inducement to the Company to enter into this Agreement, Parent and Acquisition Sub hereby jointly and severally represent and warrant to the Company that:

SECTION 4.01 Corporate Organization. Each of Parent and Acquisition Sub is duly organized and validly existing and, to the extent such concept is legally recognized, in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be. Each of Parent and Acquisition Sub has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted and is duly qualified or licensed to do business and is, to the extent such concept is legally recognized, in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing or to have such power and authority would not, individually or in the aggregate, prevent or materially delay consummation of the Arrangement, or otherwise prevent or materially delay Parent or Acquisition Sub from performing their respective obligations under this Agreement.

SECTION 4.02 Articles of Incorporation and By-laws. Parent has made available to the Company a copy of the Articles or Certificate of Incorporation and By-laws or equivalent organizational documents, each as amended through the date of this Agreement, of Parent and Acquisition Sub.

SECTION 4.03 Authority Relative to this Agreement. Each of Parent and Acquisition Sub has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Documents, to perform its obligations hereunder and thereunder and to consummate the Arrangement. The execution and delivery of this Agreement and the other Transaction Documents by Parent and Acquisition Sub and the consummation by Parent and Acquisition Sub of the Arrangement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Acquisition Sub are necessary to authorize this Agreement or the other Transaction Documents or to consummate the Arrangement. Each of this Agreement and the other Transaction Documents has been duly and validly executed and delivered by Parent and Acquisition Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Acquisition Sub, enforceable against each of Parent and Acquisition Sub in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

SECTION 4.04 No Conflict; Required Filings and Consents. (a)  The execution and delivery of this Agreement and the other Transaction Documents by Parent and Acquisition Sub do not, and the consummation of the Transactions and the performance of this Agreement by Parent and Acquisition Sub will not, (I) conflict with or violate the Articles or Certificate of Incorporation or By-Laws or equivalent organizational documents of Parent, Acquisition Sub or any of their respective subsidiaries, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.04(b) have been obtained and that all filings and obligations described in Section 4.04(b) have been made, conflict with or violate any Law applicable to Parent, Acquisition Sub or any of their respective subsidiaries or by which any property or asset of either of them is bound, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or create or change any rights or obligations of any Person under, or result in the creation of a Lien on any property or asset of Parent or Acquisition Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent, Acquisition Sub or any of their respective subsidiaries is a party or by which Parent or Acquisition Sub or any property or asset of either of them is bound, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, prevent or materially delay consummation of the Arrangement, or otherwise prevent or materially delay Parent, Acquisition Sub or any of their respective subsidiaries from performing their respective obligations under this Agreement.

(b) No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, or permit from, any Governmental Authority is required to be obtained or made by or with respect to the Parent, Acquisition Sub or any of their respective subsidiaries in connection with the execution, delivery and performance of any Transaction Document to which it is a party or the consummation of the Transactions, other than (i) compliance with and filings under (A) the HSR Act, (B) the EC Merger Regulation and (C) the Canadian Investment Regulations, (ii) the approval of or notification to, as applicable, (A) the Office of the Chief Scientist of the Israeli Ministry of Trade & Industry, (B) the Israeli Investment Centre of the Israeli Ministry of Trade & Industry and (C) the Director of Restrictive Trade Practices of the Israeli Ministry of Trade & Industry, (iii) the filing on SEDAR and with the SEC of the Circular, (iv) the receipt from the Court of the Interim Order and the Final Order, (v) the filing by the Director of the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement, (vi) compliance with and such filings as may be required under applicable Environmental

Laws, (vii) filings under any applicable state takeover Law and (viii) such other items (A) that may be required solely by reason of the participation of the Company (as opposed to any third party) in the Transactions, (B) that may be required under any applicable Law of any county outside Canada and the United States and that would not reasonably be expected to materially impair or delay the ability of Parent and Acquisition Sub to consummate the Transactions or (C) that, individually or in the aggregate, have not and could not reasonably be expected to materially impair the ability of either Parent, Acquisition Sub or any of their respective subsidiaries, as the case may be, to consummate the Transactions.

SECTION 4.05 Parent Approval. The board of directors of Parent, after considering the Transactions, has determined:

(a) to authorize Parent and its Subsidiaries (including Acquisition Sub) to consummate the Transactions on the terms set forth herein and in the Plan of Arrangement; and

(b) to authorize Parent to execute and deliver this Agreement.

SECTION 4.06 Acquisition Sub Approval. Parent, being the sole shareholder of Acquisition Sub, after considering the Transactions, has determined:

(a) to authorize Acquisition Sub and its Subsidiaries to consummate the Transactions on the terms set forth herein and in the Plan of Arrangement; and

(b) to authorize Acquisition Sub to execute and deliver this Agreement.

SECTION 4.07 Financing. At the Effective Time, Parent shall have caused Acquisition Sub to have the funds necessary to pay the aggregate Consideration required to be paid pursuant to the Plan of Arrangement.

SECTION 4.08 No Vote Required. No vote of shareholders of Parent is required by Law, the Articles or Certificate of Incorporation or By-Laws or equivalent organizational documents of Parent or otherwise in order for Parent and Acquisition Sub to consummate the Arrangement.

SECTION 4.09 Operations of Acquisition Sub. Acquisition Sub is a wholly owned subsidiary of Parent and was formed solely for the purpose of engaging in the Arrangement and has not engaged in any other business activities or conducted any other operations.

SECTION 4.10 Brokers. Neither the Company nor any Subsidiary shall be responsible for any brokerage, finder's or other fee or commission to any broker, finder or investment bank in connection with the Transactions based upon arrangements made by or on behalf of Parent, Acquisition Sub or any of their respective subsidiaries. No broker, finder or investment banker (other than Goldman, Sachs & Co.) is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Parent or Acquisition Sub.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE ARRANGEMENT

SECTION 5.01 Conduct of Business by the Company Pending the Arrangement. The Company agrees that, between the date of this Agreement and the earlier of the Effective Time and the date upon which this Agreement is terminated pursuant to Article VIII, except as set forth in Section 5.01 of the Company Disclosure Letter or as expressly contemplated by any other provision of this Agreement, the businesses of the Company and the Subsidiaries shall be conducted in, and the Company and the Subsidiaries shall not take any action except in, the ordinary course of business and consistent with past practice, and the Company shall use its commercially reasonable efforts to preserve substantially intact the business organization of the Company and the Subsidiaries and to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers, distributors, licensors, employees and other Persons with which the Company or any Subsidiary has significant business relations. Without limiting the generality of the foregoing, except as set forth in Section 5.01 of the Company Disclosure Letter or as contemplated by any other provision of this Agreement, neither the Company nor any Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent (which in the case of clauses (d)(iv) and (k) shall not be unreasonably withheld or delayed):

(a) amend or otherwise change its Articles of Incorporation or By-laws or equivalent organizational documents;

(b) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (I) any shares of any class of capital stock or other voting securities of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock or voting securities, or any other ownership interest (including any phantom interest or other right linked to the price of the Common Shares), of the Company or any Subsidiary (except for the issuance of Common Shares issuable pursuant to Employee Stock Options outstanding on the date of this Agreement in accordance with their terms as in effect of the date of this Agreement or (ii) any assets of the Company or any Subsidiary, except pursuant to agreements existing prior to the execution of this Agreement and set forth in Section 5.01 of the Company Disclosure Letter and except sales of inventory and excess or obsolete assets in the ordinary course of business consistent with past practice;

(c) (I) reclassify, combine, split, subdivide or redeem any of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (ii) purchase, redeem or otherwise acquire, directly or indirectly, any of its capital stock or other equity or voting interests or securities of the Company or any Subsidiary or any rights, warrants, calls or options to acquire any such shares or other equity or voting interests or securities;

(d) (I) acquire (including by merger, amalgamation, plan of arrangement, consolidation or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any assets except purchases of inventory in the ordinary course of business consistent with past practice and except for capital expenditures contemplated by the capital budget of the Company attached to Section 5.01 of the Company Disclosure Letter, (ii) incur any indebtedness for borrowed money or issue any debt securities or rights, warrants, calls or options to acquire any debt securities of the Company or any Subsidiary or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances, or grant any security interest in any of its assets except for borrowings under existing credit facilities in the ordinary course of business, (iii) repay, redeem, repurchase or retire, or otherwise make any payment in respect of, any indebtedness for borrowed money or any debt securities, or any rights, warrants, calls or options to acquire any debt securities, other than in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement or (iv) except for capital expenditures contemplated by the capital budget of the Company attached to Section 5.01 of the Company Disclosure Letter, authorize, or make any commitment to, any new capital expenditure or expenditures in excess of $5,000,000 in the aggregate;

(e) (I) increase the compensation payable to its directors, officers or employees, except with respect to employees in the ordinary course of business or in connection with new hires and promotions, (ii) grant any severance or termination pay to (other than as required by applicable Law or employment agreements, collective agreements or severance plans, agreements or arrangements in existence on the date hereof), or enter into, amend or modify any employment, bonus, change of control or severance agreement with, any director, officer or other employee of the Company or of any Subsidiary, except with respect to employees in connection with new hires and promotions, or (iii) establish, adopt, enter into or amend any collective agreement or Plan for the benefit of any director, officer or employee except as required by Law;

(f) take any action or make any change, other than actions or changes required by Canadian GAAP or by applicable Law, with respect to accounting policies or procedures;

(g) pay, discharge or satisfy any material claim, liability or obligation (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business and consistent with past practice;

(h) unless otherwise required by applicable Law (I) make, change or revoke any election relating to Taxes, (ii) change any annual accounting period, adopt or change any accounting method, (iii) take any action, or omit to take any action, in either case inconsistent with past practice, relating to the filing of any Tax Return or the payment of any Tax, (iv) settle any material Tax claim or assessment, (v) surrender any right to claim a Tax refund or (vi) amend any of its transfer pricing policies;

(i) take any action to cause any of its representations or warranties set forth in Article III to be untrue in any respect such that the condition set forth in Section 7.02(a) would not be satisfied;

(j) amend or modify in any material respect or terminate any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof, except for (I) any contract or agreement for the sale of goods and services entered into on arm's length terms with a customer of the Company or any Subsidiary and (ii) any Material Contract (other than one contemplated by Sections 3.13(a)(viii), (ix) and (x)) that does not require payment of or receipt over the remaining life of such contract of an amount in excess of $1,000,000;

(k) enter into any union recognition agreement, collective agreement, works council agreement or similar agreement with any trade union or representative body;

(l) (I) cancel any material indebtedness, (ii) waive, transfer, grant or release any claims or potential claims of material value or (iii) waive any benefits of, or agree to modify in any respect, or terminate, release or fail to enforce, or consent to any material matter with respect to which consent is required under, any confidentiality, standstill or similar agreement to which the Company or any Subsidiary is a party or of which the Company or any Subsidiary is a beneficiary;

(m) take any action to exempt from, waive or make not subject to (including redemption of outstanding rights) the Rights Plan, any Person (other than Parent and Acquisition Sub) or any action taken thereby, including any Take-over Bid (as defined in the Rights Plan), which Person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom;

(n) amend, modify or terminate any insurance policy of the Company or the Subsidiaries in effect on the date hereof, except for the scheduled renewal of the Company's current directors' and officers' liability insurance policy for a period of not more than one year, on the terms (including price) currently in effect under such policy, or the most similar terms then available, as permitted by the terms of such policy and except for scheduled renewals of any other insurance policy of the Company or the Subsidiaries in effect on the date hereof in the ordinary course of business consistent with past practice;

(o) license or commit to license or otherwise acquire or transfer any Intellectual Property or rights in or respect thereto, other than in the ordinary course; and

(p) announce an intention, enter into any formal or informal agreement or otherwise make a commitment to do any of the foregoing.

SECTION 5.02 Parent Approval of Dividends. The Company shall obtain the prior written agreement of Parent before declaring, setting aside, making or paying any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock.

SECTION 5.03 Conduct by Parent and Acquisition Sub Pending the Arrangement. Each of Parent and Acquisition Sub agrees that, between the date of this Agreement and the Effective Time, it shall not, directly or indirectly, take, or propose to take, without the prior written consent of the Company, any action to cause any of the representations or warranties set forth in Article IV to be untrue in any respect such that the condition set forth in Section 7.03(a) would not be satisfied.

SECTION 5.04 Advice of Changes. The Company shall promptly advise Parent in writing of any material change or event occurring after the date of this Agreement that, individually or in the aggregate, has had or in the good faith judgment of the Company is reasonably likely to have a Material Adverse Effect.

ARTICLE VI
ADDITIONAL AGREEMENTS

SECTION 6.01 Access to Information; Confidentiality. (a) Subject to applicable Law (including competition and antitrust Law), from the date of this Agreement until the Effective Time, the Company shall, and shall use all commercially reasonable efforts to cause the Subsidiaries and the respective officers, directors, employees and agents of the Company and the Subsidiaries to, afford Parent and its directors, officers, employees, agents and advisors (including financial advisors, counsel and accountants) (collectively, "Representatives") reasonable access, during normal business hours and upon reasonable notice by Parent, to the respective officers, employees, agents, properties, assets, offices and other facilities, books and records of the Company and each Subsidiary, and shall furnish Parent with such financial, operating and other data and information as Parent or its Representatives may reasonably request; provided, however, that the Company and the Subsidiaries may withhold any Confidential Material Contract. If any material is withheld by the Company or a Subsidiary pursuant to the proviso to the preceding sentence, the Company or such Subsidiary shall inform Parent as to the general nature of what is being withheld.

(b) All information obtained by Parent or any other Person pursuant to this Section 6.01 shall be kept confidential in accordance with, and shall be subject to, the Confidentiality Agreement.

SECTION 6.02 No Solicitation of Transactions. (a) The Company shall, and shall direct and cause its Representatives and the Subsidiaries and their Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to an Acquisition Proposal. The Company shall not, and shall cause the Subsidiaries not to, directly or indirectly, and the Company shall instruct and use its best efforts to cause its Representatives and the Subsidiaries' Representatives not to, directly or indirectly, (I) encourage, solicit or initiate the submission of any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, any Acquisition Proposal or (iii) amend or waive the terms of any standstill or confidentiality agreement in effect with respect to any Person in any manner that would facilitate the making or implementation of any Acquisition Proposal.

(b) Notwithstanding anything to the contrary in this Agreement, at any time prior to the approval of the Arrangement by the Shareholders at the Special Meeting (the "Specified Time"), the Company Board and its Representatives may (I) furnish information to any Person that has made an unsolicited bona fide written Acquisition Proposal, provided that such Person has entered into a confidentiality agreement with the Company on terms no more favorable to such Person than the Confidentiality Agreement and (ii) participate in discussions or negotiations with any Person that has made an unsolicited bona fide written Acquisition Proposal, where the Company Board has (A) in the case of each of clauses (I) and (ii) of this Section 6.02(b), determined, in its good faith judgment (after consultation with its outside legal counsel and its financial advisors), that such Acquisition Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal, and (B) in the case of clause (ii), provided written notice to Parent of its intent to participate in discussions or negotiations with such Person.

(c) The Company Board shall not, and shall cause its Representatives and the Subsidiaries and their Representatives not to: (I) withdraw or modify, in a manner adverse to Parent or Acquisition Sub, or propose publicly to withdraw or modify, in a manner adverse to Parent or Acquisition Sub, the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or the Arrangement (it being understood that publicly taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification, except that publicly taking a neutral position or no position with respect to an Acquisition Proposal for a period of time not in excess of 10 business days after the first public announcement of such Acquisition Proposal shall not be considered an adverse modification (such time period, an "Acquisition Proposal Assessment Period") unless such position continues beyond the expiration of the Acquisition Proposal Assessment Period), (ii) enter into or approve any letter of intent, agreement in principle, acquisition agreement, arrangement agreement or similar agreement relating to any Acquisition Proposal (other than a confidentiality agreement referred to in Section 6.02(b)), or (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal. Notwithstanding the forgoing, prior to the Specified Time, the Company Board may withdraw or modify any such recommendation with respect to this Agreement or the Arrangement and approve or recommend any Superior Proposal made or received after the date hereof and not solicited, initiated or encouraged in breach of this Agreement if the Company Board determines, in its good faith judgment (after consultation with its outside legal counsel), that its failure to do so would be inconsistent with its fiduciary duties under applicable Law.

(d) The Company shall promptly (within 24 hours) advise Parent, orally and in writing, of receipt by the Company of any Acquisition Proposal or any inquiry or request for information in connection with any Acquisition Proposal, and provide copies of any such Acquisition Proposal, inquiry or request, together with the material terms and conditions thereof (including any amendment thereto) and the identity of the Person making any such request, Acquisition Proposal or inquiry. The Company shall keep Parent reasonably informed of the status and the material terms and conditions (including any amendment thereto) of any such Acquisition Proposal, inquiry or request.

(e) Nothing contained in this Section 6.02 shall prohibit the Company from making any disclosure to Shareholders, if the Company Board determines, in its good faith judgment (after consultation with its outside legal counsel), the failure to make such disclosure would be inconsistent with the fiduciary duties of the Company Board under applicable Law.

(f) The Company may terminate this Agreement pursuant to Section 8.01(h) only if (i) the Specified Time has not occurred, (ii) the Company Board has received a Superior Proposal, (iii) in light of such Superior Proposal the Company Board shall have determined in good faith, after consultation with outside counsel, that it is necessary for the Company Board to withdraw or modify its approval or recommendation of this Agreement or approve or recommend such Superior Proposal, in order to comply with its fiduciary duty under applicable Law, (iv) the Company has notified Parent in writing of the determinations described in clause (iii) above, (v) at least three business days following receipt by Parent of the notice referred to in clause (iv) above, and taking into account any revised proposal made by Parent since receipt of the notice referred to in clause (iv) above, such Superior Proposal remains a Superior Proposal and the Company Board has again made the determinations referred to in clause (iii) above, (vi) the Company is in compliance with this Section 6.02, (vii) the Company has previously paid the fee due under Section 8.02 and (viii) the Company Board concurrently approves, and the Company concurrently enters into, a definitive agreement providing for the implementation of such Superior Proposal. Each successive modification of any Acquisition Proposal or Superior Proposal shall constitute a new Acquisition Proposal or Superior Proposal for purposes of Section 6.02(d) and Section 6.02(f), as applicable, and shall require independent compliance with the terms of Section 6.02(d) and Section 6.02(f), as applicable.

SECTION 6.03 Employee Benefits Matters. During the period commencing at the Effective Time and ending on December 31, 2006, Parent shall and shall cause the Company and the Subsidiaries to (a) maintain and honor, in accordance with their terms, all employment, severance and termination contracts and agreements between individual Company Employees, on the one hand, and the Company or any Subsidiary, on the other hand, as in effect immediately prior to the Effective Time; provided, however, that nothing shall prevent Parent from terminating any such contract or agreement that is terminable in accordance with its terms, and (b) provide current and former Company Employees and the directors of the Company or any Subsidiary with benefits which in the aggregate are substantially comparable to those currently provided to such employees (other than stock options or other plans involving the issuance of securities of Parent, the Company or any Subsidiary); provided, however, that employees covered by collective bargaining agreements need not be provided with such benefits and; provided, further, that nothing herein shall obligate Parent or the Company to provide a particular type of benefit. Company Employees shall receive credit for purposes of eligibility, participation and vesting (but not for benefit accruals) under any employee benefit plan, program or arrangement established or maintained by Parent or any of its subsidiaries for service accrued or deemed accrued prior to the Effective Time with the Company or any Subsidiary; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. In addition, Parent shall waive, or cause to be waived, any limitations on benefits relating to any pre-existing conditions to the same extent such limitations are waived under any comparable plan of Parent or its subsidiaries and recognize, for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by employees of the Company and the Subsidiaries in the calendar year in which the Effective Time occurs. Nothing in this Section 6.03 is intended to restrict or prohibit Parent, the Company or any Subsidiary after the Effective Time from amending, modifying or terminating any Plan, to the extent permitted under the terms of such Plan.

SECTION 6.07 Directors' and Officers' Indemnification and Insurance. (a) Parent shall and shall cause the Company to honor all the Company's and the Subsidiaries' obligations to indemnify (including any obligations to advance funds for expenses) the current or former directors and officers of the Company and the Subsidiaries for acts or omissions by such directors and officers occurring at or prior to the Effective Time to the extent that such obligations of the Company or any Subsidiary exist on the date of this Agreement, whether pursuant to the Articles of Incorporation or By-laws of the Company, individual indemnity agreements or otherwise, and such obligations shall survive the Arrangement and shall continue in full force and effect in accordance with the terms of such Articles of Incorporation and By-laws and such individual indemnity agreements from the Effective Time.

(b) Parent shall cause to be maintained in effect for six years from the Effective Time the current directors' and officers' liability insurance policies maintained by the Company (provided that Parent may cause to be substituted therefor policies of at least substantially comparable coverage with reputable and financially sound carriers and containing terms and conditions that in the aggregate are not less favorable) with respect to claims arising from or related to facts or events that occurred at or prior to the Effective Time; provided, however, that in satisfying their obligations under this Section 6.04(b), neither the Company nor Parent shall be obligated to pay annual premiums in excess of $1,200,000. Alternatively, the Company may, at its option, and shall, at the request of Parent, purchase, as an extension of the Company's current insurance policies, prepaid non-cancelable run-off directors' and officers' liability insurance providing coverage (on terms comparable to those contained in the Company's current insurance policies) for six years from the Effective Time with respect to claims arising from or related to facts or events that occurred at or prior to the Effective Time in the same manner as such claims would have been covered if they arose prior to the Effective Time, and any such policy purchased by the Company shall cover the interest of Parent in respect of its indemnification obligations under this Section 6.04, provided, however, that in exercising its option under this Section 6.04(b) the Company shall not pay more than $2,400,000 for such insurance unless Parent consents otherwise.

(c) In the event the Company or any of its successors or assigns (I) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that such successors and assigns of the Company or, at Parent's option, Parent, shall assume the obligations set forth in this Section 6.04.

(d) The Company shall not amend the By-laws of the Company after the Effective Time if such action would adversely affect the rights of individuals who, on or prior to the Effective Time, were entitled to advances, indemnification or exculpation thereunder for actions or omissions by such individuals at any time at or prior to the Effective Time. The individuals referred to in the preceding sentence shall include any individuals who served at any time as directors or officers of any Subsidiary at the Company's request, it being acknowledged by the parties hereto that each director or officer of a Subsidiary is or was doing so at such request of the Company.

SECTION 6.05 No Personal Liability. (a) No director or officer of the Parent or Acquisition Sub shall have any personal liability whatsoever to the Company under this Agreement, or any other document delivered in connection with the Transactions on behalf of the Parent or Acquisition Sub.

(b) No director or officer of the Company shall have any personal liability whatsoever to the Parent or Acquisition Sub under this Agreement, or any other document delivered in connection with the Transactions on behalf of the Company.

SECTION 6.06 Further Action; Commercially Reasonable Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall use all commercially reasonable efforts to take, or cause its subsidiaries and Representatives to take, all actions (and to refrain from taking, or to cause its subsidiaries and Representatives to refrain from taking, any inconsistent actions), and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things (and to refrain from doing, or to cause its subsidiaries and Representatives to refrain from doing, any inconsistent things) necessary, proper or advisable to consummate and make effective, in a reasonably timely manner, the Arrangement and the other Transactions, including (I) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all commercially reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority, (ii) the obtaining of all consents, approvals or waivers from third parties in connection with the Transactions, including those the failure to obtain which would result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or create, give rise to or change any rights or obligations of any Person under, or result in the creation of a Lien (other than a Permitted Lien) on any property or asset of the parties pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or any other Transaction Document or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, (iv) the carrying out of the terms of the Interim Order and Final Order applicable to it and (v) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of the Transaction Documents; provided, however that nothing in this

Section 6.06 shall require Parent or its subsidiaries to take, or Parent to agree to have Parent or its subsidiaries or the Company or the Subsidiaries take, any actions if such actions are reasonably likely, individually or in the aggregate, to have a material and adverse effect on the benefits to be received by Parent from the Transactions.

(b) The parties hereto agree to cooperate and assist one another in connection with all actions to be taken pursuant to Section 6.06(a), including the preparation and making of the filings referred to therein and, if requested, amending or furnishing additional information thereunder, including providing copies of all related documents to the non-filing party and its advisors prior to filing, and, to the extent practicable, neither of the parties will file any such document or have any communication with any Governmental Authority without prior consultation with the other party. Each party shall keep the other apprised of the content and status of any communications with, and communications from, any Governmental Authority with respect to the Arrangement. To the extent practicable and permitted by a Governmental Authority, each party hereto shall permit representatives of the other party to participate in meetings and calls with such Governmental Authority. Each of the parties shall provide to the other parties or, if competitively sensitive, such party's external antitrust counsel, with all information it reasonably requests for purposes of obtaining the Competition Act Approval, the expiration or termination of the waiting period under the HSR Act, and all other required competition or antitrust consents and approvals.

SECTION 6.07 Public Announcements. Except to the extent required by applicable Law or the rules or regulations of any Canadian, United States or other securities exchange or national securities quotation system, each of Parent and the Company shall each consult with the other, provide such other party the opportunity to review and comment, and, to the extent such release contains information regarding such other party, obtain the consent of such other party (such consent not to be unreasonably withheld or delayed) before issuing any press release or otherwise making any public statements with respect to this Agreement or the Transactions.

SECTION 6.08 Notice of Developments. The Company shall give prompt notice to Parent, and Parent or Acquisition Sub shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in any Transaction Document becoming untrue or inaccurate in any respect such that the condition set forth in Section 7.02(a) or 7.03(a), as applicable, would not be satisfied or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under any Transaction Document; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the Transaction Documents.

SECTION 6.09 Resignations. The Company shall use its commercially reasonable efforts to obtain and deliver to Parent evidence reasonably satisfactory to Parent of the resignation, effective as of the Effective Time, of each director of the Company and the Subsidiaries other than those whom Parent shall have specified in writing at least 20 business days prior to the Effective Date.

SECTION 6.10 Company Stock Plans. As soon as reasonably practicable following the date of this Agreement, the Company Board (or, if appropriate, any committee or other Person administering the Company Stock Plans or otherwise having the authority to do so) shall adopt such resolutions or take such other actions as may be required to:

(a) accelerate the vesting schedule of all Equity Compensation Awards such that all such Equity Compensation Awards shall, at or immediately before the Effective Time, be fully vested;

(b) accelerate the vesting schedule of all Employee Stock Options such that:

(i) all Employee Stock Options issued prior to January 12, 2005 shall, at or immediately before the Effective Time, be fully vested; and

(ii) any Employee Stock Options issued on or after January 12, 2005 shall, at or before the Effective Time, be vested as to X/365 of such Employee Stock Options, where "X" shall equal the actual number of days that have elapsed between January 12, 2005 and the Effective Date, and all such Employee Stock Options that are not vested shall be forfeited on the Effective Date for no payment; and

(c) terminate as of the Effective Time the Company Stock Plans and the provisions in any other Plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company and ensure that following the Effective Time no holder of an Employee Stock Option or any participant in any Company Stock Plan or other Plan shall have any right thereunder to acquire any capital stock of the Company.

SECTION 6.11 Pre-Acquisition Reorganizations. The Company will agree to effect such reorganization of its business, operations and assets or such other transactions (each, a "Pre-Acquisition Reorganization") as Parent may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that the Company need not effect a Pre-Acquisition Reorganization which in the opinion of the Company, acting reasonably, (i) would require the Company to obtain the approval of the Shareholders in respect of such Pre-Acquisition Reorganization other than at the Special Meeting, (ii) would prejudice the Company's Shareholders, (iii) would impede or materially delay the consummation of the Transactions or (iv) cannot either be completed immediately prior to or contemporaneously with the Effective Time, or cannot be reversed or unwound without adversely affecting the Company and the Subsidiaries. If the Arrangement is not completed, Parent shall forthwith reimburse the Company for all reasonable fees and expenses (including any professional fees and expenses) incurred by the Company and the Subsidiaries in considering or effecting a Pre-Acquisition Reorganization and shall be responsible for any costs of the Company and the Subsidiaries in reversing or unwinding any Pre-Acquisition Reorganization that was effected prior to termination of this Agreement at Parent's request.

SECTION 6.12 Proxies Received. The Company shall advise Acquisition Sub as reasonably requested, and on a daily basis on each of the last seven business days prior to the Special Meeting, as to the aggregate tally of the proxies and votes received in respect of the Special Meeting and all matters to be considered at such meeting.

SECTION 6.13 Change of Control Agreements. The Company shall use commercially reasonable efforts to amend its existing change of control agreements in the manner contemplated by Section 6.13 of the Company Disclosure Letter.

ARTICLE VII

CONDITIONS TO THE ARRANGEMENT

SECTION 7.01 Conditions to the Obligations of Each Party. The respective obligations of the Company, Parent and Acquisition Sub to consummate the Arrangement are subject to the satisfaction or, if permissible, waiver of the following conditions:

(a) Shareholder Approval. The Arrangement Resolution shall have been approved, adopted and authorized by Shareholders at the Special Meeting in accordance with the Interim Order.

(b) Interim Order. The Interim Order shall have been granted in form and substance satisfactory to the Company and Parent, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise.

(c) Final Order. The Final Order shall have been granted in form and substance satisfactory to the Company and Parent, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise.

(d) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement.

(e) Governmental Approvals. The Competition Act Approval and the Investment Canada Approval shall have been obtained, the waiting period (and any extension thereof) under the HSR Act shall have expired or been terminated, and any consent, approval or waiting period under the antitrust or competition legislation of any other relevant jurisdiction applicable to the Arrangement shall have been obtained or shall have expired or been terminated, as applicable. The approvals of or notifications to, as applicable, the Office of the Chief Scientist of the Israeli Ministry of Trade & Industry and the Israeli Investment Centre of the Israeli Ministry of Trade & Industry shall have been obtained or made. The approvals or notifications that may be required under any applicable Law of any country outside Canada and the United States shall have been obtained or made. Such compliance with and filings under applicable Environmental

Laws as required in connection with the performance of the Transactions shall have been performed or made.

SECTION 7.02 Conditions to the Obligations of Parent and Acquisition Sub. The obligations of Parent and Acquisition Sub to consummate the Arrangement are subject to the satisfaction or, if permissible, waiver of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained (I) Sections 3.01(a) and (b), 3.02, 3.03, 3.04, 3.14 and 3.15 shall be true and correct in all material respects, (ii) in the first sentence of Section 3.08 shall be true and correct and (iii) all other Sections in this Agreement shall be true and correct disregarding for this purpose all qualifications as to "Material Adverse Effect", "material" or "materially", except for failures to be so true and correct that, individually and in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect, in the case of each of clauses (I), (ii) and (iii) as if made as of the Effective Date, except to the extent expressly made as of a specified date, in which case as of such date.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Company at or prior to the Effective Time.

(c) Officer's Certificate. The Company shall have delivered to Parent a certificate, dated the Effective Date, signed by an officer of the Company, certifying as to the satisfaction or, if permissible, waiver of the conditions specified in Sections 7.02(a) and 7.02(b).

(d) Consents. The consents, approvals and waiting period expirations or terminations contemplated by Section 7.01(e) shall have been obtained without any conditions or requirements being imposed in connection therewith that are reasonably likely, individually or in the aggregate, to have a material and adverse effect on the benefits to be received by Parent from the Transactions.

(e) Dissent. Dissent Rights shall not have been exercised with respect to more than 12.5% of the Common Shares in connection with the Arrangement.

(f) No Injunctions. No Governmental Authority shall have instituted (or, if instituted, shall not have withdrawn) any proceeding or threatened to institute any proceeding seeking an injunction, judgment, decree or other order to prevent or prohibit consummation of the Arrangement.

(g) Rights Plan. The Rights Plan Resolution shall have been approved and authorized by the Shareholders at the Special Meeting and the Rights Plan shall have been rescinded.

SECTION 7.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Arrangement are subject to the satisfaction or, if permissible, waiver of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Acquisition Sub in this Agreement that are qualified by materiality shall be true and correct in all respects, and the representations and warranties of Parent and Acquisition Sub contained in this Agreement that are not so qualified shall be true and correct in all material aspects, in each case as if made on the Effective Date, except to the extent expressly made as of a specified date, in which case as of such date, other than for such failures to be true and correct that, individually and in the aggregate, have not and would not, individually or in the aggregate, prevent or materially delay consummation of the Arrangement, or otherwise prevent or materially delay Parent or Acquisition Sub from performing their respective obligations under this Agreement.

(b) Agreements and Covenants. Parent and Acquisition Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Parent or Acquisition Sub at or prior to the Effective Time.

(c) Officer's Certificate. Parent shall have delivered to the Company a certificate, dated the Effective Date, signed by an officer of Parent, certifying as to the satisfaction or, if permissible, waiver of the conditions specified in Sections 7.03(a) and 7.03(b).

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01 Termination. This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and authorization of this Agreement by Shareholders:

(a) by mutual written consent of Parent and the Company duly authorized by the board of directors of Parent and the Company Board;

(b) by either Parent or the Company if the Effective Time shall not have occurred on or before September 30, 2005; provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(c) by either Parent or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law which has become final and nonappealable and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

(d) by either Parent or the Company if the Arrangement Resolution shall have failed to receive the requisite vote for approval at the Special Meeting or at any adjournment or postponement thereof in accordance with the Interim Order or by Parent if the Rights Plan Resolution shall have failed to receive the requisite vote for approval at the Special Meeting or at any adjournment or postponement thereof in accordance with the Interim Order;

(e) by Parent if, prior to the Effective Time, the Company Board shall have (i) withdrawn, withheld, qualified or modified in a manner adverse to Parent or Acquisition Sub its recommendation of this Agreement (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond the Acquisition Proposal Assessment Period shall be considered an adverse modification), (ii) approved or recommended, or proposed publicly to approve or recommend, any Acquisition Proposal or (iii) after the end of an Acquisition Proposal Assessment Period, the Company Board shall have failed to reaffirm its approval or recommendation of this Agreement and the Arrangement as promptly as practicable (but in any event within 10 business days) after receipt of any written request to do so from Parent;

(f) by Parent, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, which breach or failure to perform (I) would cause the conditions set forth in Section 7.02(a) or 7.02(b) not to be satisfied and (ii) is incapable of being cured;

(g) by the Company, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Parent or Acquisition Sub set forth in this Agreement, which breach or failure to perform (I) would cause the conditions set forth in Section 7.03(a) or 7.03(b) not to be satisfied and (ii) is incapable of being cured; or

(h) by the Company in accordance with Section 6.02(f).

SECTION 8.02 Effect of Termination. (a) In the event of the termination of this Agreement pursuant to Section 8.01, written notice thereof shall forthwith be given by the terminating party to the other party specifying the provision pursuant to which such termination is made, this Agreement shall be of no further force or effect, and there shall be no liability under this Agreement on the part of any party hereto after such termination (except that Sections 3.15, 4.10, 6.01(b), 8.02, 8.03 and Article IX and all related definitions set forth in Article I shall survive any such termination); provided, however, that nothing herein shall relieve any party from liability for any willful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

(b) The Company shall pay to Parent a fee equal to $31,500,000 if:

(i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.01(b) (but only if the Special Meeting has not been held by the date that is five business days prior to the date of termination), (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal was made or publicly disclosed and not publicly withdrawn prior to such termination, and (C) within 12 months after such termination, the Company shall have entered into a definitive agreement to consummate, or shall have consummated, a Third Party Acquisition;

(ii) (A) Parent or the Company terminates this Agreement pursuant to Section 8.01(d), (B) after the date of this Agreement and prior to the date of the Special Meeting, an Acquisition Proposal was made or publicly disclosed and not publicly withdrawn prior to such date, and (C) within 12 months after such termination, the Company shall have entered into a definitive agreement to consummate, or shall have consummated, a Third Party Acquisition;

(iii) Parent terminates this Agreement pursuant to Section 8.01(e); and

(iv) Company terminates this Agreement pursuant to Section 8.01(h).

Any fee due under this Section 8.02(b) shall be paid by wire transfer of same-day funds to an account designated in writing by Parent (x) in the case of termination pursuant to clause (i) or (ii) above, within two business days after date of execution of such definitive agreement or, if earlier, consummation of such Third Party Acquisition; (y) in the case of termination pursuant to clause (iii) above, within two business days after the termination of this Agreement; and (z) in the case of termination pursuant to clause (iv) above, prior to the termination of this Agreement.

(c) The Company shall reimburse Parent for Parent Expenses actually incurred in connection with this Agreement if this Agreement is terminated pursuant to Section 8.01(b), 8.01(d), 8.01(e) or 8.01(h) upon demand upon such termination.

(d) Each party acknowledges and agrees that if the amounts required to be paid to Parent by the Company pursuant to Section 8.02 are paid by the Company and accepted by the Parent, the amounts so paid and accepted are in lieu of any damages or any other payment or remedy which Parent may be entitled to and shall constitute payment of liquidated damages which are a genuine estimate of the damages which Parent and Acquisition Sub will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. The Company irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, the parties agree that the payment of the amounts pursuant to Section 8.02 is the sole monetary remedy available to Parent and Acquisition Sub and Parent and Acquisition Sub shall not have any alternative right or remedy against the Company. Notwithstanding anything in this Section 8.02(d) to the contrary, payment by the Company and acceptance by Parent of the amounts required to be paid pursuant to Section 8.02 shall not be in lieu of any damages or any other payment or remedy available in the event of any willful or intentional breach by the Company of any of its obligations under this Agreement.

SECTION 8.03 Expenses. Except as set forth in Section 8.02, and except that Parent and the Company shall each pay half of all antitrust and competition Law filing fees, all costs and expenses incurred in connection with this Agreement and the Arrangement shall be paid by the party incurring such costs and expenses, whether or not the Arrangement is consummated.

SECTION 8.04 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after receipt of approval of Shareholders there shall be made no amendment that by Law requires further approval by Shareholders without the further approval of such holders. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 8.05 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto or (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01 Non-Survival of Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.01, as the case may be, except that the covenants and agreements set forth in Sections 6.03, 6.04, 6.05 and in Articles II and IX shall survive the Effective Time, and the representations, warranties, covenants and agreements set forth in Sections 3.15, 4.10, 6.01(b), 8.02, 8.03 and Article IX shall survive termination.

SECTION 9.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing in the English language and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in Person, by an internationally recognized overnight courier service (postage prepaid), by telecopy or email or by registered or certified mail (postage prepaid, return receipt requested), to the respective parties at the following addresses (or at such other address or telecopy number for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Acquisition Sub: Eastman Kodak Company 343 State Street Rochester, NY 14650 USA Telephone: (585) 724-4332 Telecopy: (585) 724-9549 Attention: General Counsel
with copies (which shall not constitute notice) to: Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 USA Telephone: (212) 558-4000 Telecopy: (212) 558-3588 Attention: Stephen M. Kotran
and to:
Osler, Hoskin & Harcourt LLP PO Box 50 1 First Canadian Place Toronto, ON M5X 1B8 CANADA Telephone: (416) 362-2111 Telecopy: (416) 862-6666 Attention: Donald C. Ross
if to the Company: Creo Inc. 3700 Gilmore Way Burnaby, BC V5G 4M1 CANADA Telephone: (604) 451-2700 Telecopy: (604) 437-9891 Attention: General Counsel
with copies (which shall not constitute notice) to: Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 USA Telecopy: (212) 474-3700 Attention: John T. Gaffney
and to: Stikeman Elliott LLP Suite 1700 666 Burrard Street Vancouver, BC V6C 2X8 CANADA Telecopy: (604) 631-1300 Attention: John E. Stark

SECTION 9.03 No Other Warranties. The parties do not rely on and have not been induced to enter into this Agreement on the basis of any representations, warranties, covenants, undertakings, indemnities or other statements whatsoever other than the representations and warranties contained in this Agreement.

SECTION 9.04 Separate Warranties. Each of the representations and warranties contained in this Agreement shall be construed as a separate and independent representation and warranty and (except where expressly provided to the contrary) shall not be limited or restricted by reference to or inference from the terms of any other representation or warranty or any other term of this Agreement.

SECTION 9.05 Entire Agreement. This Agreement and the Confidentiality Agreement set out the entire agreement between the parties hereto in relation to the subject matter hereof and thereof and, except in the case of fraud, supersede any previous written or oral agreements, understandings, undertakings, representations, warranties and arrangements of any nature between the parties in relation to the matters set forth in this Agreement. Without prejudice to the generality of the foregoing, Parent and Acquisition Sub acknowledge and agree that, except as expressly set forth in this Agreement, no representation, warranty or other assurance has been given by the Company in respect of any projection, forecast or other forward-looking information.

SECTION 9.06 Remedies and Waivers. (a) No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by Law or under this Agreement or any other documents referred to herein shall affect that right, power or remedy or operate as a waiver thereof. The single or partial exercise of any right, power or remedy provided by Law or under this Agreement shall not preclude any further exercise of such right, power or remedy or the exercise of any other right, power or remedy. The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies (express or implied) provided by common law, statute, custom or otherwise.

(b) The parties agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

SECTION 9.07 Assignment. This Agreement is personal to the parties to it. Accordingly, neither Parent nor Acquisition Sub on the one hand nor the Company on the other hand may, without the prior written consent of the other, assign, hold in trust or otherwise transfer the benefit of all or any of the other's obligations under this Agreement, or any benefit arising under or out of this Agreement; provided, however, that the Acquisition Sub may assign any of or all its rights, interests and obligations under this Agreement to Parent or any direct or indirect wholly-owned subsidiary of Parent without the prior written consent of the Company, but no such assignment shall relieve Acquisition Sub of any of its obligations under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.08 Third Party Rights. This Agreement shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns; provided, however, that (a) the provisions in Article II above concerning payment of the Consideration are intended for the benefit of Shareholders and (b) the provisions in Section 6.04 above concerning insurance and indemnification and the provisions of Section 6.05 above concerning personal liability are intended for the benefit of the individuals specified therein and their respective legal representatives.

SECTION 9.09 Time of Essence. Except as otherwise expressly provided in this Agreement, time is of the essence in this Agreement, both in respect of any dates and periods mentioned and in respect of any dates and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the parties.

SECTION 9.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law, or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Arrangement is consummated as originally contemplated to the greatest extent possible.

SECTION 9.11 Governing Law and Submission to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the province of Ontario and the federal Laws of Canada applicable therein. The parties hereto hereby submit to the non-exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

SECTION 9.12 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.12.

SECTION 9.13 Appointment of Process Agent. The parties hereto irrevocably appoint the Persons named below as their respective agents to accept service of process in Toronto in any legal action or proceedings arising out of or in connection with this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by the relevant party:

for Parent and Acquisition Sub:

Osler, Hoskin & Harcourt LLP
PO Box 50
1 First Canadian Place
Toronto, ON M5X 1B8
CANADA
Telecopy: (416) 862-6666
Attention: Donald C. Ross

for the Company:

Stikeman Elliott LLP
199 Bay Street
Suite 5300
Commerce Court West
Toronto, ON M5L 1B9
CANADA
Telecopy: (416) 947-0866
Attention: John Ciardullo

Each party hereto shall inform each other party in writing of any change in the address of its process agent within 28 calendar days of such change. If such process agent ceases to be able to act as such or to have an address in Toronto, the relevant party irrevocably agrees to appoint a new process agent in Toronto acceptable to the other parties and to deliver to the other parties within 14 calendar days of receipt by the appointing party of written acceptance of such appointment a copy of a written acceptance of appointment by the new process agent. Nothing in this Agreement shall affect the right to serve process in any other manner permitted by Law.

SECTION 9.14 Binding Effect. This Agreement shall be binding upon and enure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

SECTION 9.15 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement.

IN WITNESS WHEREOF, Parent, Acquisition Sub and the Company have caused this Agreement to be executed on the date first written above by their respective officers thereunto duly authorized.

EASTMAN KODAK COMPANY
By:	/s/ David G. Monderer Name: David G. Monderer Title: Vice President
4284488 CANADA INC.
By:	/s/ David G. Monderer Name: David G. Monderer Title: President
CREO INC.
By:	/s/ Amos Michelson Name: Amos Michelson Title: Chief Executive Officer
By:	/s/ Mark Dance Name: Mark Dance Title: Chief Financial Officer/ Chief Operating Officer

EXHIBIT A

PLAN OF ARRANGEMENT

UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"Acquisition Sub" means 4284488 Canada Inc., a corporation incorporated under the CBCA and being a wholly-owned subsidiary of Parent;

"affiliate" means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person, unless otherwise expressly stated herein;

"Arrangement" means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with section 8.04 of the Arrangement Agreement or Article 5 hereof;

"Arrangement Agreement" means the agreement dated January 30, 2005 among the Parent, Acquisition Sub and the Company, as amended in accordance with Section 8.04 thereof, providing for, among other things, the Arrangement;

"Articles of Arrangement" means the articles of arrangement of the Company in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made;

"Business Day" means any day (other than a Saturday or Sunday) on which banks are not required or authorized to close in Vancouver, British Columbia, Toronto, Ontario or the City of New York, United States of America;

"CBCA" means the Canada Business Corporations Act, as amended;

"Certificate of Arrangement" means the certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

"Circular" means the notice of the Special Meeting and accompanying management proxy circular, including all schedules thereto, to be sent by the Company to Shareholders in connection with the Special Meeting;

"Common Shares" means the common shares, without par value, in the capital of the Company;

"Company" means Creo Inc., a corporation continued under the CBCA;

"Company Stock Plans" means, collectively, the Company's Amended and Restated Stock Option Plan, the Company's 2004 Employee Equity Award Plan and the Company's 2004 Qualified Directors' Equity Award Plan;

"Court" means the Ontario Superior Court of Justice (Commercial List);

"Depositary" means Computershare Trust Company of Canada at its offices set out in the Letter of Transmittal;

"Director" means the Director appointed pursuant to section 260 of the CBCA;

"Dissent Rights" means the rights of dissent in respect of the Arrangement described in section 3.1;

"Dissenting Holder" means any Shareholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

"Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date;

"Employee Stock Option" means any option to purchase Common Shares granted under any Company Stock Plan;

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"Final Order" means the order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

"Governmental Authority" means any federal, national, supranational, provincial, regional, municipal, state, local or foreign government, governmental, regulatory or administrative authority, agency, bureau, department, instrumentality or commission or any court, tribunal, board, authority or judicial or arbitral body of competent jurisdiction;

"Interim Order" means the interim order of the Court providing for, among other things, the calling and holding of the Special Meeting, as such order may be amended, as contemplated by section 2.02 of the Arrangement Agreement;

"ITA" means the Income Tax Act (Canada), as amended;

"Letter of Transmittal" means the letter of transmittal forwarded by the Company to Shareholders in connection with the Arrangement, in form accompanying the Circular;

"Mailing Date" means the date of mailing of the Circular to Shareholders;

"Notice of Dissent" means a notice given in respect of the exercise of Dissent Rights as contemplated in the Interim Order and as described in Article 3;

"Optionholders" means the holders of Employee Stock Options;

"Parent" means Eastman Kodak Company, a corporation existing under the laws of the State of New Jersey;

"Person" means an individual, corporation, partnership, limited partnership, limited liability company, joint venture, estate, association, trust, unincorporated organization or other entity of any kind or nature, as well as any syndicate or group that would be deemed to be a person under section 13(d)(3) of the Exchange Act;

"Shareholders" means the holders of Common Shares whose names appear in the register of holders of Common Shares maintained by or on behalf of the Company and, where the context so provides, includes joint holders of such Common Shares; and

"Special Meeting" means the special meeting of Shareholders to be held to consider the Arrangement Resolution, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order.

1.2 Interpretation Not Affected by Headings, Etc.

The division of this Plan of Arrangement into articles, sections and other portions and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to "Article" or "section" followed by a number refers to the specified Article or section of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereunder" and similar expressions refer to this Plan of Arrangement, including any appendices hereto, and any amendments, variations or supplements hereto made in accordance with the terms hereof or the Arrangement Agreement or made at the direction of the Court in the Final Order and do not refer to any particular Article, section or other portion of this Plan of Arrangement.

1.3 Rules of Construction

In this Plan of Arrangement, unless the context otherwise requires, (a) words importing the singular number include the plural and vice versa, (b) words importing any gender include all genders, and (c) "include", "includes" and "including" shall be deemed to be followed by the words "without limitation".

1.4 Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal are local time (Toronto, Ontario) unless otherwise stipulated herein or therein.

1.6 Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of United States.

1.7 Statutes

Any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulations or rule which amends, supplements or supersedes any such statute, regulation or rule.

ARTICLE 2
ARRANGEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of the Arrangement Agreement.

2.2 Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) the Company, (ii) the Parent and Acquisition Sub, (iii) all Shareholders and beneficial owners of Common Shares and (iv) all registered and beneficial owners of Employee Stock Options.

2.3 Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality, in each case effective at the Effective Time:

(a) each Common Share outstanding at the Effective Time and held by a Shareholder other than (i) a Dissenting Holder who is ultimately entitled to be paid the fair value of the Common Shares held by such Dissenting Holder or (ii) the Parent, Acquisition Sub or any affiliate thereof (which shall not be exchanged under the Arrangement and shall remain outstanding as a Common Share held by the Parent, Acquisition Sub or any affiliate thereof), shall be transferred to Acquisition Sub in exchange for $16.50 per Common Share in cash;

(b) the names of the holders of the Common Shares transferred to Acquisition Sub shall be removed from the applicable registers of holders of Common Shares and Acquisition Sub shall be recorded as the registered holder of the Common Shares so acquired and shall be deemed the legal and beneficial owner thereof;

(c) all Employee Stock Options that have not been duly exercised prior to the Effective Time shall be canceled; and

(d) the Company Stock Plans shall be terminated.

ARTICLE 3
RIGHTS OF DISSENT

3.1 Rights of Dissent

(a) Shareholders may exercise pursuant to and in the manner set forth in section 190 of the CBCA and this section 3.1 the right of dissent in connection with the Arrangement, as the same may be modified by the Interim Order or the Final Order (the "Dissent Rights") and holders who duly exercise such Dissent Rights and who:

(i) are ultimately entitled to be paid fair value for their Common Shares shall be deemed to have transferred such Common Shares to Acquisition Sub on the Effective Date contemporaneously with the event described in section 2.3(a) in exchange for the fair value of such Common Shares; or

(ii) are ultimately not entitled, for any reason, to be paid fair value for their Common Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder.

(b) In no circumstances shall the Company, Acquisition Sub or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of those Common Shares in respect of which such rights are sought to be exercised.

(c) For greater certainty, in no case shall Parent, Acquisition Sub, the Company or any other Person be required to recognize Dissenting Holders as holders of Common Shares after the Effective Time, and the names of such Dissenting Holders shall be deleted from the register of Shareholders on the Effective Date at the same time as the events described in sections 2.3(a) and (b) occur.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1 Exchange of Certificates for Cash

(a) At or before the Effective Time, Acquisition Sub shall deposit sufficient cash with the Depositary for the benefit of Shareholders to give effect to this Plan of Arrangement. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were exchanged for cash, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Shareholder, the cash which such Shareholder has the right to receive under the Arrangement for such Common Shares, less any amounts withheld pursuant to section 4.3 and any certificate so surrendered shall forthwith be cancelled. The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of Acquisition Sub.

(b) Until surrendered as contemplated by this section 4.1, each certificate which immediately prior to the Effective Time represented Common Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this section 4.1, less any amounts withheld pursuant to section 4.3. Any such certificate formerly representing Common Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former Shareholder of any kind or nature against or in the Company, the Parent or Acquisition Sub. On such date, all Common Shares to which the former holder of such certificate was entitled shall be deemed to have been surrendered to Acquisition Sub and cash to which such former holder was entitled shall be deemed to have been surrendered to the Parent.

4.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were exchanged pursuant to section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to Acquisition Sub and the Depositary in such sum as Acquisition Sub may direct, or otherwise indemnify Acquisition Sub and the Company in a manner satisfactory to Acquisition Sub and the Company, against any claim that may be made against Acquisition Sub and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3 Withholding Rights

The Company, Acquisition Sub, Parent and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any Shareholder such amounts as the Company, Acquisition Sub, Parent or the Depositary is required or permitted to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Common Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5
AMENDMENTS

5.1 Amendments to Plan of Arrangement

(a) The Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must (I) be set out in writing, (ii) be approved by Parent and Acquisition Sub, (iii) filed with the Court and, if made following the Special Meeting, approved by the Court, and (iv) communicated to Shareholders if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Special Meeting (provided that the Parent and Acquisition Sub shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Special Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Special Meeting shall be effective only if (I) it is consented to by each of the Company, Parent and Acquisition Sub (in each case, acting reasonably) and (ii) if required by the Court, it is consented to by Shareholders voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Parent, provided that it concerns a matter which, in the reasonable opinion of Parent, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Shareholder.

ARTICLE 6
FURTHER ASSURANCES

6.1 Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

EXHIBIT B

ARRANGEMENT RESOLUTION

SPECIAL RESOLUTION FOR CONSIDERATION AT THE SPECIAL MEETING OF SECURITYHOLDERS OF
CREO INC.
(the "Company")

BE IT RESOLVED, as a special resolution, THAT:

1. The arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act (the "CBCA") involving the Company, as more particularly described and set forth in the management information circular (the "Circular") of the Company accompanying the notice of this meeting (as the Arrangement may be modified or amended) be and is hereby authorized, approved and adopted.

2. The plan of Arrangement (the "Plan of Arrangement") involving the Company, the full text of which is set out as Exhibit A to the Arrangement Agreement made as of January 30, 2005 between Eastman Kodak Company, 4284488 Canada Inc. and the Company (the "Arrangement Agreement"), as the Plan of Arrangement may be or may have been amended, is hereby approved and adopted.

3. The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of the Company be and are hereby authorized and empowered without further approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement or the Plan of Arrangement.

5. Any director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver to or file with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

6. Any director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

EXHIBIT C

RIGHTS PLAN RESOLUTION

RESOLUTION FOR CONSIDERATION AT THE SPECIAL MEETING OF SECURITYHOLDERS OF
CREO INC.
(the "Company")

BE IT RESOLVED THAT:

1. The Company be and is hereby authorized, pursuant to Section 5.4(b) of the Shareholder Rights Plan Agreement dated as of November 13, 2002 (the "Rights Plan") between the Company and Computershare Trust Company of Canada (as Rights Agent), to waive the application of the Rights Plan to the acquisition of common shares of the Company pursuant to the Arrangement Agreement dated January 30, 2005 between Eastman Kodak Company, 4284488 Canada Inc. and the Company, as such Arrangement Agreement may be amended or restated from time to time (the "Arrangement Agreement") and, for greater certainty, any transactions contemplated by the Arrangement Agreement, shall be deemed not to trigger a Separation Event or a Flip-In Event (as those terms are defined in the Rights Plan).

2. The rescission of the Rights Plan, and all of the provisions thereof, immediately prior to the effective time, is hereby consented to and approved.

3. Any director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents, agreements or instruments and the taking of any such actions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: February 4, 2005